**CV TECHNOLOGIES INC.**

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

May 12, 2008

Mail Processing Section

MAY 23 2008

Washington, DC 101

SUPPL

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

**Re: Compliance with Rule 12g3-2(b) Exemption**
**CV Technologies Inc. – File No. 82-35059**

Enclosed please find copies of public documents that have been electronically filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). As part of our disclosure requirements to your office, enclosed are copies of the News Release, Financial statements for Q2 ending March31, 2008, and MD&A. along with confirmation of filing on SEDAR.

| Document | Date Range |
|---|---|
| News Release – CV Technologies Reports Improved Second Quarter Results | May 12, 2008 |
| Form 52-109F1 Certification of Interim Filings for CEO/CFO | May 12, 2008 |
| Q2 Financial Statements | May 12, 2008 |
| Second Quarter MD&A | May 12, 2008 |
| Confirmation of SEDAR filing | May 12, 2008 |

Please acknowledge receipt of our submission by returning the additional copy of our covering letter.
For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

[redacted]

Sincerely,

08002889

PROCESSED
JUN 02 2008
THOMSON REUTERS

5/28

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724
Enclosures

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

**CEO Certification**
**Form 52-109F2** ***Certification of Interim Filings***

I, **Dr. Jacqueline J. Shan, Chief Executive Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 12, 2008

Jacqueline J. Shan, PhD., DSc.
Chief Executive Officer

**CFO Certification**
**Form 52-109F2 *Certification of Interim Filings***

I, **Nazir Noormohamed, Chief Financial Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: May 12, 2008

Nazir Noormohamed CMA
Chief Financial Officer

Fu;nished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

# GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Ross Montagano and Jane Tulloch
Email:ross.monagano@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: May 13, 2008

## CONFIRMATION OF SEDAR FILING

| | |
|---|---|
| PROJECT NO. | 1263897 |
| FILING TYPE | Interim Financial Statements |
| ISSUER NAME | CV Technologies Inc. |
| RECIPIENT AGENCIES | BC Securities Commission<br>AB Securities Commission<br>ON Securities Exchange<br>TSX Venture Exchange |
| DOCUMENT TYPE | Interim Financial Statements |
| FEES PAID | N/A |
| DATE FILED | May 12, 2008 |

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

# GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Ross Montagano and Jane Tulloch
Email:ross.monagano@cvtechnologies.com;
Jane.Tulloch@cvtechnologies.com

DATE: May 13, 2008

## CONFIRMATION OF SEDAR FILING

| | |
|---|---|
| PROJECT NO. | 1263903 |
| FILING TYPE | Interim MD&A |
| ISSUER NAME | CV Technologies Inc. |
| RECIPIENT AGENCIES | BC Securities Commission<br>AB Securities Commission<br>ON Securities Commission |
| DOCUMENT TYPE | MD&A |
| FEES PAID | N/A |
| DATE FILED | May 12, 2008 |

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

# GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Ross Montagano and Jane Tulloch
Email:ross.monagano@cvtechnologies.com;
Jane.Tulloch@cvtechnologies.com

DATE: May 13, 2008

## CONFIRMATION OF SEDAR FILING

| | |
|---|---|
| PROJECT NO. | 1263900 |
| FILING TYPE | Interim Certificates |
| ISSUER NAME | CV Technologies Inc. |
| RECIPIENT AGENCIES | BC Securities Commission<br>AB Securities Commission<br>ON Securities Commission |
| DOCUMENT TYPE | CEO Certificate<br>CFO Certificate |
| FEES PAID | N/A |
| DATE FILED | May 12, 2008 |

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

**GLOBAL CORPORATE COMPLIANCE INC**
850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Ross Montagano and Jane Tulloch
Email:ross.montagano@cvtechnologies.com;
Jane.Tulloch@cvtechnologies.com

DATE: May 13, 2008

## CONFIRMATION OF SEDAR FILING

| | |
|---|---|
| PROJECT NO. | 1263904 |
| FILING TYPE | News Releases |
| ISSUER NAME | CV Technologies Inc. |
| RECIPIENT AGENCIES | BC Securities Commission<br>AB Securities Commission<br>ON Securities Commission |
| DOCUMENT TYPE | News release |
| FEES PAID | N/A |
| DATE FILED | May 12, 2008 |

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

# CV Technologies Inc.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

# MANAGEMENT'S DISCUSSION AND ANALYSIS

## Second Quarter Interim Report
## March 31, 2008

## TABLE OF CONTENTS

# CV Technologies Inc.

Second Quarter Interim Report for the Period ended March 31, 2008

## MANAGEMENT'S DISCUSSION AND ANALYSIS

*The interim consolidated financial statements of CV Technologies Inc. (the Company) are prepared in accordance with Canadian generally accepted accounting principles (GAAP). All references to GAAP refer to Canadian generally accepted accounting principles. These accounting principles require the Company to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. Management believes that the estimates and assumptions, which it relies upon, are reasonably based on information available at the time that these estimates and assumptions were made. These estimates and assumptions have been discussed with the Audit Committee of the Board of Directors of CV Technologies Inc. Actual results may differ under different assumptions and conditions. The following information should be read in conjunction with the unaudited consolidated financial statements for the period ended March 31, 2008 and accompanying notes. All expressed amounts are in Canadian dollars, unless specified otherwise. Additional information on the Company, including the Company's most recently filed Annual Information Form, is available at www.sedar.com.*

*This discussion and analysis for the three and six-month period ended March 31, 2008 is prepared and has been updated to reflect information occurring up to and including May 9, 2008.*

***Forward-looking Information***

*Management's discussion and analysis (MD&A) contains certain forward-looking information within the meaning of applicable securities laws. The forward-looking information included in this MD&A does not guarantee future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: those comments predicting the timing and/or initiation of clinical trials, clinical trial results, and associated regulatory clearances, financing and acceptance of COLD-fX® in the marketplace. The use of any of the words "aims", "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "would", "project", "could", "should", "believe", "plans", "targets", "intends" and similar expressions are intended to identify forward-looking information. In addition to the risks outlined in the Risks and Uncertainties section, this MD&A contains forward-looking information pertaining to the following: the impact of competition; incidence of cold and flu; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; and product development. The Company believes that the expectations and assumptions reflected in the forward-looking information contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct and that the results, performance or achievements expressed in, or implied by, forward-looking information within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking information is expressly qualified in its entirety by this cautionary statement.*

*The forward-looking information contained in this MD&A speaks only as at the date of this MD&A, and none of the Company or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.*

**Company Overview**

CV Technologies Inc. (TSX:CVQ) is a life sciences and technology company, founded in 1992 and headquartered in Edmonton, Alberta, Canada. The Company has developed, commercialized and patented a proprietary technology, known as ChemBioPrint®, which is used in the discovery and biological standardization of natural products in order to deliver consistent, verifiable and provable health benefits. In 2003, the Company shifted from research and development to product commercialization. Using the ChemBioPrint discovery and standardization platform, the Company's scientists are able to identify precisely the chemical profile and biological activity of certain natural products. The process involves a combination of chemical and biological fingerprinting ensuring the creation and scientific substantiation of its natural health products in a safe, effective and consistent manner. The Company is committed to using a pharmaceutical model (rigorous drug discovery and testing methods) to develop natural therapeutics for health maintenance and disease prevention. Its efforts in scientific research and product innovation are key factors enabling the Company to secure the trust of consumers, trade professionals, healthcare practitioners and government.

The Company's lead product, COLD-fX®, is designed to aid in the prevention and relief of colds and flu by strengthening the immune system. In February 2007, Health Canada issued a Natural Product Number (NPN) for COLD-fX® with the claim it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system". A U.S. Food and Drug Administration (FDA) regulated Phase II Clinical Trial showed COLD-fX® reduces the risk of getting an influenza or respiratory syncytial virus (RSV) infection (confirmed by both laboratory testing and symptoms) in a nursing home senior population by 89%. A Canadian trial in the general population, which was reported in the Canadian Medical Association Journal October 2005, showed COLD-fX® reduced the average number of upper respiratory infections per person by 25% and reduced the number of recurrent infections by 56%. Symptom severity was reduced by 31% and duration was reduced by 35%. All the Company's products are designed to support normal physiological/body functions with a user-friendly, natural formulation. Utilizing its patented ChemBioPrint technology, the Company has developed and commercialized a selection of premium quality natural health products for health maintenance and disease prevention.

COLD-fX® continues to be the number one selling cold and flu remedy in Canada (ACNielsen MarketTrack service National all Channel dollar sales for the categories of Cold Remedies (including antihistamines) and Supplements & Products, 52 weeks ending March 15, 2008).

**Executive Summary**

During the second quarter of fiscal 2008, CV Technologies continued to focus its attention on achieving growth in the Canadian market, through marketing and advertising created to maximize domestic performance during the cold and flu season.

Revenue
Revenue for the second quarter was $10.7 million, a 36.5% increase versus same quarter 2007. For the six month period revenue was $32.0 million versus $30.5 million in 2007, a 5.0% increase. Advertising, marketing and TV campaigns were run mainly during the second quarter, and the incidence of cold and flu was significantly above average from the second quarter in the previous year.

Consolidated net earnings before taxes
Loss before taxes was $971 thousand in the second quarter of fiscal 2008, compared to a loss of $2.1 million during the same period last year. The loss was attributable to incurring the majority of the year to date advertising and marketing expenses in the second quarter. Year to date net earnings before taxes are $9.4 million versus a loss of $2.9 million for the same period in 2007

United States
United States retail sales were $0.5 million in the second quarter of fiscal 2008. The loss before tax was $0.2 million. These results are consistent with the Company's strategy of taking a cautious and targeted approach to doing business in the United States, concentrating primarily on existing customers, and ensuring that its U.S. expenditures were in line with revenue generated.

## Liquidity and Capital Resources

Cash and working capital

At March 31, 2008 the Company had $13.9 million (March 31, 2007 - $11.4 million) in cash and cash equivalents and had $11.5 million in working capital (September 30, 2007 - $5.8 million working capital deficit) (See Non-GAAP Financial Measures and Reconciliations). The increase in working capital resulted from consolidated additional borrowings on the credit facility for the construction of our new headquarters and research centre and the reclassification of all of the Company's inventory as current. In addition, the Company further focused on reducing inventories and repackaging of U.S. inventories for resale in the Canadian markets. The Company reduced accounts payable and issued refunds on returned U.S. product and customer deposits.

| **Comparative liquidity and capital structure** (in thousands) | **Quarter 2 March 31, 2008** | **Quarter 2 March 31, 2007** | **Fiscal Year Sep 30, 2007** | **Fiscal Year Sep 30, 2006 Restated** |
|---|---|---|---|---|
| Cash and cash equivalents | $13,936 | $11,431 | $2,703 | $7,913 |
| Demand loan | 0 | 0 | 2,039 | 0 |
| Working capital [1] | 11,533 | 7,654 | (5,757) | 16,374 |
| Mortgage | 4,996 | 0 | 2,645 | 0 |
| Long-term liabilities | 5,338 | 764 | 896 | 734 |
| Shareholders' equity | 22,294 | 18,093 | 15,506 | 23,525 |
| Year to date EBITDA [1] | (624) | (2,030) | (4,428) | 4,464 |

[1] See Non-GAAP Financial Measures and Reconciliations

## Cash flow from operations

Cash generated in the second quarter of the current year increased due to customer collections in the amount of $5.3 million, a reduction of long term inventories by $2.1 million and income taxes of $761 thousand. Payments to vendors consumed approximately $689 thousand and refunds to some U.S. customers on return product from the U.S. used $1.0 million in cash.

| **Major cash flow components** (in thousands) | Quarter 2 March 31, 2008 | Quarter 2 March 31, 2007 | Year to Date March 31, 2008 | Fiscal Year Sep 30, 2007 | Fiscal Year Sep 30, 2006 Restated |
|---|---|---|---|---|---|
| Operating activities | $4,909 | $(6,312) | $13,846 | $(3,904) | $3,658 |
| Financing activities | 126 | 14 | 525 | 4,952 | 296 |
| Investing activities | (1,148) | (2,156) | (3,138) | (6,228) | (1,873) |

## Cash flow from financing activities

The Company's second quarter financing activities provided $126 thousand in cash (2007 - $14.0 thousand). The financing activities in second quarter included $129 thousand received through the issuance of capital stock from the exercise of stock options (862,500 common shares at an average of $0.15 per share) compared to $18 thousand in the prior year. Repayment of leases was $4 thousand (2007 - $4 thousand).

## Cash flow used in investing activities

The Company's investing activities in the second quarter 2008 used $1.1 million (2007 – $2.2 million). Investing activities primarily involved continued construction of the Company's new corporate headquarters and research centre in Edmonton, AB. The forecast cost of the building construction is approximately $11.5 million. At the end of the second quarter, construction was approximately 95% physically complete. Expenditures of $14 thousand in the second quarter for patents and registered trademarks involved the protection and development of the Company's investment in patents and trademarks.

Liquidity

The liquidity improved significantly in the second quarter with the Company's aggressive collections and reduction of inventories.

At the end of March 31, 2008, customer deposits decreased to $5.9 million (September 30, 2007 - $10.4 million). This decrease was due to refunds to customers for returned U.S. shipments. The Company had approximately $476 thousand outstanding on authorizations to return product at the end of the quarter and received $2.4 million in inventory returns to date. The amount and timing of the authorized returns and the effect of cash refunds on the Company's cash position is a difficult estimate.

Management continues with the mandate to bring excess U.S. product into Canada for repackaging. At the end of March, 2008, inventories decreased to $10.3 million. Cycling of U.S. inventory into Canada commenced in the fourth quarter of fiscal year 2007, and is expected to continue through the remainder of fiscal 2008.

The Company's working capital and capital expenditure requirements depend upon numerous other factors including, but not limited to, the success and timing of the introduction of new products and extensions, entry into new markets, cold and flu activity, consumer demand, right of returns held by customers, timing of market development programs, facilities construction costs and long-term focus on product research and development activities. The Company anticipates that cash generated from operations, financing on the building, and availability of its bank operating line will be sufficient to meet its seasonal cash requirements. subject to market and other risks. The Company continues to explore options to diversify its capital structure.

Deferred revenue

Deferred revenue represents deposits of $694 thousand from two customers in exchange for a guaranteed volume of inventory to be available at any time and a deposit (deferred revenue) from a customer for future inventory and services during the first quarter (this commitment is expected to be fulfilled by the end of the fiscal year).

Related party transactions

On July 16, 2007, a shareholder who is also a director provided the Company with a guarantee of $5,000,000, at a fee of 0.5% per month, to be used as collateral for the bank loan. During the three and six month periods ended March 31, 2008, the Company has expensed as interest $75,000 and $150,000 respectively (March 31, 2007 - $nil and $nil) in fees related to this guarantee.

The Company has as part of its management team an individual who is also part of a vendor's management. During the three and six month periods ended March 31, 2008, approximately $138,000 and $273,000, respectively (March 31, 2007 - $161,000 and $214,000) was expensed as advertising and marketing costs provided by this vendor subsequent to the above individual being hired by the Company. As at March 31, 2008, approximately $263,000 (September 30, 2007 - $287,000) is payable to the related vendor. The Company has a commitment of approximately $673,000 remaining with the related party as at March 31, 2008.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Outstanding shares and stock options

As at May 9, 2008:

- Number of issued and outstanding common Class A shares 107,723,498
- Number of outstanding, unexercised stock options 8,620,443
- Options available for grant 4,075,007

(Exercise price ranges from $0.20 to $4.32 per share with expiration dates ranging from 2008 to 2014.)

## Results of Operations

Profitability

**Summary of Interim Geographic Results**
(in thousands)

| | | Second Quarter March 31, 2008 | Second Quarter March 31, 2007 |
|---|---|---|---|
| Canada | Revenue | $10,216 | $7,483 |
| United States | Revenue | 499 | 367 |
| Consolidated | Revenue | 10,715 | 7,850 |

Consolidated net loss after taxes for the second quarter was $768 thousand compared to consolidated loss of $3.3 million for the same period last year, an improvement of $2.5 million. This improvement was primarily the result of earnings from Canadian operations and significant reduction of U.S. expenditures to align with sales revenue. Consolidated net loss before taxes was $971 thousand compared to a loss before taxes of $2.1 million, an improvement of $1.2 million from the same quarter in prior year.

Income tax expense was primarily incurred from Canadian operations. While Canadian earnings attracted income tax, activity in the U.S. market resulted in a loss on its foreign operations. Since income of a subsidiary is taxable in the country in which it operates, the application of tax losses from one country against the taxable income of another country is not possible. Therefore, the foreign taxable loss was not recognized as a future tax asset. The Company took a valuation allowance, as recovery of those losses in a foreign jurisdiction would not be likely in the foreseeable future.

Revenue

The Company recorded net product sales of $10.7 million (2007 - $7.8 million) in the second quarter of fiscal 2008 representing an increase of 36% compared to the second quarter 2007. The Company continues to benefit from the extension of the cold and flu season in the first six months of fiscal 2008. The Company's focused strategy is to take a cautious and measured approach to doing business in the United States, and concentrate on existing customers.

Management continued to refocus on Canada during the second quarter and ran its first Canadian television advertising campaign. CV Technologies received a product license and natural product number for COLD-fX in February, 2007 from Health Canada. TV advertising now reflects that approval and states that COLD-fX "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system".

COLD-fX® is the Company's lead product line and represents the majority of its sales. COLD-fX® aids in the strengthening of the immune system to help prevent and treat colds and flu. As a result, COLD-fX® sales exhibit a seasonal pattern. The spring and summer months are periods of slow sales. In late summer, fall and winter COLD-fX represents significantly greater sales volume reflective of the increase in

the frequency and severity of colds and flu. Consumer purchases are typically strongest in the first quarter and are affected by factors that include weather and cold and flu activity. Retailers usually commence purchasing in late August through to November to prepare for the season and replenish stock as required for the remainder of the cold and flu season.

Second quarter U.S. net sales increased modestly as the Company continued efforts in developing and maintaining distribution channels, and managing its investment in that market. Management reduced its U.S. marketing and professional fees from the same quarter last year. This market continues to take time to develop consumer awareness, permit consumers to try COLD-fX® and generate the positive word of mouth experiences already achieved in Canada.

The Company increased its Canadian list price of its lead product, COLD-fX®, by approximately 6% effective September 1, 2007. Additional promotional sales programs were initiated for customers to offset this price increase, to varying degrees, as the increase was phased in with customers.

Cost of goods sold and gross profit

The second quarter gross margin for fiscal 2008 remained at 70.2% consistent with the margin for the same period last year.

There was a decrease of 4% in the second quarter gross margin over the first quarter resulting primarily from an inventory revaluation taken on packaging obsolescence provision of outdated and slow moving inventories.

The Company continues to focus on managing and repackaging excess U.S. inventories for resale in the Canadian markets.

Operating expenses

In the second quarter of fiscal 2008, the Company incurred the majority of advertising and marketing costs for the first half of the year, additional costs of consultants and professional services and foreign exchange translation costs. Operating expenses for the second quarter of fiscal 2008 were $8.6 million (2007 - $7.8 million). Cost management and containment programs aimed at improving cash flows and earnings continued in the second quarter and management's strategic cost initiatives will remain in effect for the remainder of the fiscal year.

The increase in operating expenses of $820 thousand over the prior year was comprised of the following:

- Advertising and marketing expenses decreased by $601 thousand (15.7%) following reduced spending in the U.S. In the second quarter, Canadian spending also increased and represented the majority of activity. Advertising, marketing and TV campaigns were run mainly during the second quarter, coinciding with the significantly above average incidence of cold and flu over the previous year in the period.

- Expenses related to contracted, consulting and professional services increased by $384 thousand (47%). In the second quarter of 2008, the Company retained services in marketing, brand building, and regulatory affairs.

- Salaries increased by $402 thousand compared to the same period last year due to additional hires and severance costs in various departments of the Company.
- Stock-based compensation was reduced by $348 thousand over the same period last year due to forfeiture of 3.5 million options in the third quarter of 2007.
- Research and development expenditures for the second quarter decreased by $33 thousand (4.6%) for the same period last year.
- An increase in foreign exchange loss of $639 thousand from the prior year resulted from a weakening of the Canadian dollar against the U.S. dollar since the end of the prior fiscal year.
- Interest and bank charges increased by $47 thousand.
- Mortgage interest for financing the new facilities accounted for $82 thousand.

Income tax expense

- Current income tax (recovery) for the quarter was $270 thousand compared to $56 thousand for the same period last year.

**Summary of Quarterly Results**
(in thousands)

| 2008 | 1st Quarter Dec 31, 2007 | 2nd Quarter Mar 31, 2008 | 3rd Quarter Jun 30, 2008 | 4th Quarter Sep 30, 2008 | Year to date 2008 |
|---|---|---|---|---|---|
| Product sales | $21,275 | 10,715 | | | $31,990 |
| Gross profit | 15,817 | 7,518 | | | 23,335 |
| Gross margin % | 74.3% | 70.2% | | | 72.9% |
| Earnings(loss) before tax | 10,409 | (971) | | | 9,438 |
| Earnings(loss) after tax | 6,799 | (768) | | | 6,031 |
| EPS – Basic | $0.07 | (0.01) | | | $0.06 |
| EPS – Diluted | $0.06 | (0.01) | | | $0.06 |
| Total assets | 45,489 | 42,177 | | | 42,177 |
| Total liabilities | 22,837 | 19,883 | | | 19,883 |
| **2007** | **1st Quarter Dec 31, 2006 Restated** | **2nd Quarter Mar 31, 2007** | **3rd Quarter Jun 30, 2007** | **4th Quarter Sep 30, 2007** | **Fiscal Year 2007** |
| Product sales | 22,615 | 7,850 | 3,215 | 8,355 | 42,035 |
| Gross profit | 16,710 | 5,569 | 1,915 | 4,627 | 28,821 |
| Gross margin % | 73.9% | 70.9% | 59.6% | 55.4% | 68.6% |
| Loss before tax | (741) | (2,123) | (1,808) | (438) | (5,110) |
| Loss after tax | (3,584) | (3,296) | (1,871) | (1,080) | (9,831) |
| EPS – Basic | $(0.03) | $(0.03) | $(0.02) | $(0.01) | $(0.09) |
| EPS – Diluted | $(0.03) | $(0.03) | $(0.02) | $(0.01) | $(0.09) |
| Total assets | 60,078 | 49,254 | 37,106 | 41,308 | 41,308 |
| Total liabilities | 39,335 | 31,162 | 20,804 | 25,802 | 25,802 |
| **2006** | **1st Quarter Dec 31, 2005** | **2nd Quarter Mar 31, 2006** | **3rd Quarter Jun 30, 2006** | **4th Quarter Sep 30, 2006 Restated** | **Fiscal Year 2006 Restated** |
| Product sales | 18,940 | 10,915 | 3,242 | 8,290 | 41,387 |
| Gross profit | 13,414 | 8,253 | 2,220 | 4,213 | 28,100 |
| Gross margin % | 70.8% | 75.6% | 68.5% | 50.8% | 67.9% |
| Earnings (loss) before tax | 7,463 | 2,087 | (2,428) | (2,982) | 4,140 |
| Earnings (loss) after tax | 4,416 | 987 | (1,772) | (2,992) | 639 |
| EPS – Basic | $0.04 | $0.01 | $(0.02) | $(0.02) | $0.01 |
| EPS – Diluted | $0.04 | $0.01 | $(0.02) | $(0.02) | $0.01 |
| Total assets | 32,319 | 34,277 | 33,545 | 43,132 | 43,132 |
| Total liabilities | 7,458 | 7,331 | 7,737 | 19,607 | 19,607 |

There was no income or loss caused by discontinued operations and/or extraordinary items.

U.S. Activity

Cost management of marketing efforts resulted in a significant decrease in expenditures for marketing, contracted, and professional services. Net product sales in the second quarter of fiscal 2008 were $499 thousand (2007 - $367 thousand). U.S. activities have been stabilized and are expected to move forward on a controlled basis with marketing investment aligned with revenue generated. The Company continues to explore the regulatory requirements in the U.S.

## Segmented Geographic Revenue

(in thousands)

| 2008 | 1st Quarter Dec 31, 2007 | 2nd Quarter Mar 31, 2008 | 3rd Quarter Jun 30, 2008 | 4th Quarter Sep 30, 2008 | Fiscal Year 2008 |
|---|---|---|---|---|---|
| Canada | $20,912 | 10,216 | | | $31,128 |
| U.S. | 363 | 499 | | | 862 |
| Other | - | - | | | - |
| Total | 21,275 | 10,715 | | | 31,990 |
| **2007** | **1st Quarter Dec 31, 2006 Restated** | **2nd Quarter Mar 31, 2007** | **3rd Quarter Jun 30, 2007** | **4th Quarter Sep 30, 2007** | **Fiscal Year 2007** |
| Canada | 22,191 | 7,483 | 3,045 | 8,236 | 40,955 |
| U.S. | 424 | 367 | 170 | 120 | 1,080 |
| Other | - | - | - | | - |
| Total | 22,615 | 7,850 | 3,215 | 8,356 | 42,035 |
| **2006** | **1st Quarter Dec 31, 2005** | **2nd Quarter Mar 31, 2006** | **3rd Quarter Jun 30, 2006** | **4th Quarter Sep 30, 2006 Restated** | **Fiscal Year 2006 Restated** |
| Canada | 18,939 | 10,873 | 3,242 | 8,282 | 41,336 |
| U.S. | - | 2 | - | 6 | 8 |
| Other | 1 | 40 | - | 2 | 43 |
| Total | 18,940 | 10,915 | 3,242 | 8,290 | 41,387 |

Research and development activity

Overall, quarterly spending on research and development was lower than the prior year due to completion of the treatment phase of the Canadian multi-centre trial examining the impact of a two-fold higher dose of COLD-fX on upper respiratory infections in vaccinated seniors and the trial assessing the safety and immune enhancing effects of a three-day high dose of COLD-fX on front-line medical workers at Hackensack Medical Center.

Both studies remain under blinded conditions and in the analysis phase. Once this is complete, the data will undergo independent numerical and statistical analysis and preparation for the scientific peer review and presentation process. Results are expected in the fourth quarter of fiscal 2008.

A pilot clinical trial that measured the safety and tolerability of COLD-fX for treatment of cold and flu in children was recently completed in collaboration with pediatric researchers in the Faculty of Medicine at the University of Alberta, Edmonton, Canada. The positive results were reported at the Annual Symposium on Complementary Health Care in Exeter, England. The randomized, double blind, placebo-controlled study was designed to measure the safety and tolerability of COLD-fX for treatment of cold and flu in children. Acute three-day doses of COLD-fX were well tolerated with no serious adverse events, or differences in adverse events versus the placebo group. The research was also successful in determining effect size, which enables appropriate statistical planning of a future efficacy study. This is the first step in developing a COLD-fX children's formulation.

Important non-clinical scientific studies on the mechanism of action for COLD-fX were presented at the 5th Annual Natural Health Product Research Society scientific meeting in Toronto (March 26-29th, 2008). Included in the presentations were results from the first stage of the study conducted by Dr. Kenneth Rosenthal, Professor and Director of Molecular Medicine in the Department of Pathology and Molecular Medicine at McMaster University and funded by the National Research Council (NRC) under the Industrial Research Assistance Program (IRAP). The results of these pre-clinical studies open up the possibility for the future development of the active ingredient in COLD-fX for the treatment of diseases and conditions such as cancer, asthma, allergies, and adjuvants to vaccines such as the flu shot. Further studies will be needed as the Company develops its clinical trial strategy.

In light of the U.S. Food and Drug Administration's (FDA) recent approval of the first botanical drug product, a recognized U.S. clinical and regulatory expert in the field was engaged to evaluate the level of evidence required for the botanical drug registration of COLD-fX and to assist in determining a strategic path forward. This registration, if pursued and attained, would permit therapeutic claims to be made with respect to colds, and therefore would strengthen the marketing message in the U.S.

**Subsequent Events**

(a) In April 2008, options were exercised to purchase shares 2,109,992 shares for $0.15 per share. The fair value of these options exercised was $175,129.

(b) In April 2008, the Company received from its mortgage facility $130,139. The final advancement of the mortgage will become available when the building is complete. All amounts and schedule of repayment are subject the terms as outlined in the banking agreement.

Commissioning of New Building

In January 2008, the Company received its occupancy permit for its new premise and deemed the building available for use. Amortization is provided for the building utilizing the straight line method over 5 to 25 years.

**Future Initiatives**

Subsequent to March 31 2008, the Company committed to upgrading its management information systems and is negotiating a lease in the amount of $200,000 for Phase 1 of the project.

**Annual General Meeting of Shareholders**

On March 26, 2008, the Company held its Annual General Meeting (AGM) of shareholders. The following directors were appointed or re-appointed by the shareholders as presented in the Company's Management Information Circular:

Maurice (Ted) Bilyea
Kit Chan
Robert Church
J. Douglas Gilpin
Jacqueline Shan
Gordon Tallman (Chairman)
Patricia Trottier
David Weyant
Hunter Wight

The shareholders also accepted the recommendation to reappoint Ernst & Young LLP as the Company's auditors until the close of the next AGM or until their successors are appointed. The shareholders also authorized the Board to fix the remuneration for the auditors.

Effective March 28, 2008, Nazir Noormohamed assumed the role of Chief Financial Officer after the resignation of Gordon Brown. In his capacity as CFO, Mr Noormohamed will oversee CV Technologies' financial functions on a contractual basis until a permanent replacement CFO is appointed.

**Outlook**

During the second quarter of fiscal 2008, the Company concentrated on finalizing its strategic five-year business plan and implementing its fundamental strategies:

- The restructuring of the Canadian sales force has advanced. The Company is engaged in developing a comprehensive national sales force to not only effectively service existing customers but also to drive incremental business by attracting new customers. Efforts are underway to establish additional revenue sources by pursuing further distribution channels. Management plans to open an office in Montreal – its first in Quebec – during the current fiscal year.

- COLD-fX® Extra Strength has been launched in the Canadian marketplace, with the first shipments to customers in November 2007. Acceptance by existing customers has been positive, and initial consumer response looks very encouraging. Management has filed a Natural Product Number (NPN) application for COLD-fX® Extra Strength with Health Canada.

- The Company has revamped its marketing approach in Canada, and its cold and flu season advertising activities have been significantly enhanced compared to historical efforts. Current activities include a national television-advertising program, an opportunity that is now available to the Company since it received a product license and NPN number for COLD-fX from Health Canada a year ago.

- Management is focusing on its core business in Canada, with the goal of creating national distribution and a leading position in its product categories, with expectations to return to double digit revenue growth.
- Steady progress is being made in developing branding and packaging strategies aimed at propelling growth. The Company expects to use these approaches in its planning for the next cold and flu season and to launch new products.
- A national law firm, Stikeman Elliott LLP, has been retained to represent the Company and certain officers and directors in two concurrent and coordinated class action lawsuits. These actions contain unproven allegations that will be vigorously defended.
- Discussions are ongoing with potential strategic partners for the development and expansion of the Company's science to create new product opportunities worldwide.
- During the remainder of fiscal 2008, the Company intends to continue to direct its resources in building its core Canadian market, to ensure a strong brand franchise, and to work towards developing new products for future growth.

**Risks and Uncertainties**

The following risks and uncertainties are those that Management currently believes may materially affect the Company's operations. Additional risks and uncertainties that the Company is unaware of or currently deems immaterial may subsequently affect the business. A discussion on risk factors is available in the Company's Annual Information Form available on SEDAR.

Market and Product

Management considers the Company to be in its growth stage with its lead products, COLD-fX®, REMEMBER-fX® and CELL-fX®. To achieve a successful market share, the Company anticipates significant and ongoing expenditures for marketing, advertising and public awareness programs. Future success of product revenue is dependent on those activities, regulatory review and approval for its products, and the degree of patent protection afforded to particular products.

Prospects for the Company's new technologies and future products are uncertain and should be regarded as highly speculative. It is not possible to predict the results of studies or regulatory approvals. If products are approved for sale, there can be no assurance that they will result in significant sales.

Expectations about the Company's financial and scientific results could have a significant effect on the trading price of the Company's shares. Certain risks exist in the timing of scientific and regulatory reviews, filings and approvals, and the Company's ability to commercialize products in its pipeline and sell current products.

The Company is reliant on relatively few customers for the majority of its revenue. A loss of one of these customers could adversely affect revenue and business operations. In Canada, three (2007 - four) major customers accounted for $21.0 million or 67% of six months net product sales (2007 - $20.0 million or 66%).

Seasonality of Demand

COLD-fX® sales exhibit a seasonal pattern tied to the frequency and severity of colds and flu. Consumer purchases are affected by factors that also include weather. This affects the volume and timing of sales. The Company aims to time marketing expenditures with increases in cold and flu activity, and as such, expenditures and results may vary.

Liquidity

Liquidity risk could arise from the Company's inability to meet obligations when due in a timely manner, including, but not limited to, an inability to fulfill its contractual arrangements with suppliers and customers. The Company's liquidity objective is to maintain the capacity to fund assets and repay liabilities in a timely and cost-effective manner under adverse market conditions and unforeseen events. This capacity primarily derives from the Company's earnings, ability to issue debt and equity instruments as well as its ability to generate liquidity from its balance sheet (convert assets, for example inventory, to cash).

As the Company's operations are seasonal in nature, revenue generated and recorded in the third quarter are significantly lower and collections from these accounts receivables are the lowest in the fourth quarter. Customer agreements with rights to return product may return the products purchased in previous months. These customers may request either refunds or credits against future orders. These requests to return product may result in unscheduled payments, particularly returns by U.S. customers that reduce cash from operations.

The Company currently has a large cash reserve from collections of the receivables; however, availability of cash is also dependent upon the earnings, availability of existing or alternate financing facilities, contractual commitments, timing and extent of product returns and repayment terms. The outcome of these activities and events are difficult to predict.

Foreign Currencies

As of March 31, 2008, the Company had not entered into any currency contracts (forwards, futures or options) or other financial derivatives to hedge foreign exchange risk. The Company is subject to foreign currency transaction and translation gains and losses. The relative strength of the currencies and proportions of assets, obligations, revenue and expenses continuously change and expose the Company to future foreign currency gains and losses.

## Critical Accounting Policies, Changes and Estimates

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of the Company's consolidated financial statements. Selection of policies requires Management's subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Those policies, assumptions and estimates affect the reported amounts, assets and liabilities, and revenue and expenses during the period represented and at the date of the financial statements. Actual results could differ from these estimates.

Significant estimates made by management include provisions for customer discounts and incentives, allowances for uncollectible accounts, right of returns, the realizable portion of inventory during the Company's normal business cycle, inventory provisions, the realizability of future income taxes, useful lives of long-lived assets, future expected cash flows used in evaluating long-lived assets for impairment, percentage completion of contracted service expenditures and stock-based compensation fair values. On an ongoing basis, management reviews its estimates to ensure that these values appropriately reflect changes in the Company's business and new information as it becomes available.

Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Critical accounting policies and estimates relate to the following:

- Revenue recognition;
- Accrued liabilities;
- Contingencies;
- Income taxes;
- Inventory valuation; and
- Stock-based compensation.

## Adoption of Accounting Changes

Accounting Changes

On October 1, 2007, the Company adopted Section 1506, Accounting Changes. This Section allows an entity to change an accounting policy only if the change is required by a primary source of GAAP or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance or cash flows. This standard is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2007. The adoption did not have any effect on the Company's consolidated financial statements.

Capital Disclosures

On October 1, 2007, the Company adopted Section 1535, Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed. The standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

**Future Accounting Pronouncements**

Inventory

The Company will adopt Section 3031, Inventory, for the valuation, presentation and disclosure of inventory, effective October 1, 2008.

This section prescribes the measurement of inventory at the lower of cost and net realizable value. The cost of inventories shall comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The Company currently values inventory at the lower of direct cost or net realizable value and will transition to full cost methodology. This change will involve allocations of overheads to products. Implementation will be completed by the end of the fiscal year.

Goodwill and Intangible Assets

The Company will adopt Section 3064, Goodwill and Intangible Assets, effective October 1, 2008. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.

**Non-GAAP Financial Measures and Reconciliations**

Normally, a non-generally accepted accounting principles (non-GAAP) financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts, not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. EBITDA, working capital and cash flow prior to working capital changes are not measures of financial performance (nor do they have standardized meanings) under Canadian GAAP. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

The Company uses both GAAP and certain non-GAAP measures to assess performance. Management believes these non-GAAP measures provide useful supplemental information to investors in order that they may evaluate CV Technologies Inc.'s financial performance using the same measures as management. The Company's management believes that, as a result, information provided to the investor is more transparent in assessing the financial performance of the Company. Investors should not consider these non-GAAP financial measures as a substitute or superior to the measures of financial performance prepared in accordance with GAAP.

## Working Capital

The definition of working capital is current assets less current liabilities. The Company uses working capital as a supplemental financial measure of its liquidity and operational performance.

| **Working Capital** (in thousands) | as at Mar 31, 2008 | as at Mar 31, 2007 | as at Sep 30, 2007 | as at Sep 30, 2006 |
|---|---|---|---|---|
| Current assets | $26,078 | $38,052 | $19,149 | $35,247 |
| Current liabilities | 14,545 | 30,398 | 24,906 | 18,873 |
| Working capital | 11,533 | 7,654 | (5,757) | 16,374 |

## EBITDA

The definition of EBITDA is earnings before interest, income taxes, depreciation and amortization. The Company uses EBITDA as a supplemental financial measure of its operational performance. Management believes EBITDA to be an important measure as it excludes the effects of items, which primarily reflect the impact of long-term investment decisions, rather than the performance of the Company's day-to-day operations. As compared to net earnings according to GAAP, this measure is limited in that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue in the Company's business. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The Company believes that this measurement is useful to assess a company's ability to service debt and to meet other payment obligations or as a valuation measurement.

The following is a reconciliation of EBITDA to net earnings, the most directly comparable financial measure calculated and presented in accordance with Canadian GAAP.

| **EBITDA** (in thousands) | Quarter 2 Mar 31, 2008 | Quarter 2 Mar 31, 2007 | Year to Date Mar 31, 2008 | Fiscal Year Sep 30, 2007 | Fiscal Year Sep 30, 2006 |
|---|---|---|---|---|---|
| Net (loss) earnings | $(768) | $(3,296) | $6,031 | $(9,831) | $639 |
| Current income taxes (recovery) | (270) | (56) | 3,293 | 4,381 | 3,301 |
| Future income taxes | 67 | 1,229 | 114 | 339 | 200 |
| Amortization of deferred costs | - | 90 | - | 362 | 362 |
| Amortization of patents, registered trademarks, property, plant and equipment | 289 | 97 | 369 | 384 | 312 |
| Interest and bank charges | 165 | 37 | 243 | 233 | 61 |
| Interest revenue | (107) | (131) | (126) | (296) | (411) |
| EBITDA | (624) | (2,030) | 9,924 | (4,428) | 4,464 |

Cash flow prior to working capital changes

Below is a reconciliation of "cash flow prior to working capital changes" to cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with Canadian GAAP.

The Company uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality assists management in making long-term liquidity assessments. The Company also believes that this measurement is useful as a liquidity or valuation measurement.

| **Cash Flow Prior To Working Capital Changes** (in thousands) | **Quarter 2 March 31, 2008** | **Quarter 2 March 31, 2007** | **Year to Date March 31, 2008** | **Fiscal Year Sep 30, 2007** | **Fiscal Year Sep 30, 2006** |
|---|---|---|---|---|---|
| **Cash flow prior to working capital changes** | **$(124)** | **$(1,200)** | **$7,108** | **$(6,152)** | **$4,261** |
| Accounts receivable | 5,254 | 2,714 | 5,501 | 265 | (414) |
| Inventory | 2,060 | 451 | 5,932 | 2,183 | (10,789) |
| Prepaid intra-group tax asset | - | - | - | - | (2,678) |
| Prepaid expenses | 160 | (109) | (247) | 808 | (1,150) |
| Accounts payable and accruals | ( 689) | (6,593) | (3,200) | (3,685) | 7,300 |
| Income taxes payable | (761) | ( 1,502) | 2,752 | (5,954) | 5,234 |
| Customer deposits | ( 1,011) | (73) | (4,514) | 8,601 | 1,774 |
| Deferred revenue | 20 | 0 | 514 | 30 | 120 |
| **Changes in non-cash working capital** | **5,033** | **(5,112)** | **6,738** | **2,248** | **(603)** |
| **Cash provided by operating activities** | **4,909** | **(6,312)** | **13,846** | **(3,904)** | **3,658** |

| Glossary Term | Definition |
|---|---|
| Adjuvant | A substance used in combination with a vaccine to improve the immune response. |
| ChemBioPrint | A discovery and standardization platform used by the Company's scientists to identify the chemical profile and biological activity of natural products |
| CICA | Canadian Institute of Chartered Accountants |
| Company | CV Technologies Inc., which is the reporting issuer |
| CVQ | Trading symbol for CV Technologies Inc., which is the reporting issuer |
| FDA | U.S. Food and Drug Administration; the U.S. government body responsible for food (Dietary Supplements) drugs, medical devices, biologics, animal feed and drugs, cosmetics, radiation-emitting products, and combination products. CDER, the Center for Drug Evaluation and Research, is the division of the FDA responsible for drug approvals and the clinical trials on drugs. CFSAN, Center for Food Safety and Applied Nutrition, is the division of the FDA responsible for dietary supplements. |
| MD&A | Management's Discussion and Analysis |
| NPN | Natural Product Number |
| Phase I | Phase I of Clinical Development (as defined by the U.S. FDA for use in drug development): Phase I starts with the initial administration of an investigational new drug into humans. Studies in this phase of development usually have non-therapeutic objectives (no efficacy endpoints for the trial) and may be conducted in healthy volunteer subjects. Studies conducted in Phase I typically involve one or a combination of the following aspects: (a) safety and tolerability, (b) pharmacokinetics including absorption, distribution, metabolism and excretion, and (c) early measurement of efficacy if performed in patients. |
| Phase II | Phase II of Clinical Development (as defined by the U.S. FDA for use in drug development): A therapeutic exploratory phase where efficacy in disease populations is determined. Phase II is usually considered to start with the initiation of studies in which the primary objective is to explore therapeutic efficacy in patients. An important goal for this phase is to determine the dose and regimen for Phase III trials. Additional objectives of clinical trials conducted in Phase II may include evaluation of potential study endpoints, therapeutic regimens (including concomitant medications), and target populations for further study in Phase II or III. |

| | |
|---|---|
| Phase III | Phase III of Clinical Development (as defined by the U.S. FDA for use in drug development): Studies in Phase III are designed to confirm the preliminary evidence accumulated in Phase II that a drug is safe and effective for use in the intended indication and recipient population. These studies are intended to provide an adequate basis for marketing approval in the U.S. for a drug. Studies in Phase III may also further explore the dose-response relationship, or explore the drug's use in wider populations, in different stages of disease, or in combination with another drug. |
| Sales | Product sales and revenue include reductions for sales discounts and allowances. |
| SEDAR | System for Electronic Data Access and Retrieval (www.sedar.com) |
| RSV | Respiratory Syncytial Virus |

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

# CV Technologies Inc.
# Consolidated Financial Statements

Six month period ended March 31, 2008
(unaudited)

## CV Technologies Inc.
## Consolidated Balance Sheets

(unaudited)

| In Canadian dollars | March 31, 2008 | September 30, 2007 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 13,935,792 | $ 2,702,572 |
| Accounts receivable (note 15) | 941,642 | 6,442,418 |
| Inventory (note 3) | 10,310,513 | 8,891,706 |
| Prepaid expenses and deposits | 638,304 | 391,266 |
| Current income taxes receivable | - | 721,099 |
| Future income taxes | 252,660 | - |
| | 26,078,911 | 19,149,061 |
| Inventory, non-current (note 3) | - | 7,351,019 |
| Patents and registered trademarks | 917,116 | 893,849 |
| Property and equipment (note 4) | 12,778,493 | 11,132,142 |
| Prepaid intra-group tax asset | 2,384,341 | 2,436,174 |
| Future income taxes | 18,476 | 345,548 |
| | $ 42,177,337 | $ 41,307,793 |
| **Liabilities** | | |
| Current | | |
| Bank indebtedness | $ - | $ 2,039,164 |
| Accounts payable and accruals | 5,511,989 | 9,839,925 |
| Customer deposits (note 6) | 5,860,014 | 10,374,967 |
| Current income taxes payable | 2,031,338 | - |
| Current portion of mortgage (note 5) | 617,520 | 2,645,122 |
| Current portion of obligations under capital lease | 10,656 | 6,472 |
| Current portion of deferred revenue | 513,950 | - |
| | 14,545,467 | 24,905,650 |
| Long term portion of mortgage (note 5) | 4,378,619 | - |
| Obligations under capital lease | 713,762 | 682,535 |
| Deferred revenue | 180,000 | 180,000 |
| Future income taxes | 65,614 | 33,533 |
| | 19,883,462 | 25,801,718 |
| **Shareholders' Equity** | | |
| Share capital (note 7) | 23,228,061 | 22,875,648 |
| Contributed surplus (note 8) | 8,243,581 | 7,839,387 |
| Deficit | (9,177,767) | (15,208,960) |
| | 22,293,875 | 15,506,075 |
| | $ 42,177,337 | $ 41,307,793 |

Commitments and contingencies (notes 16 and 17)

See accompanying notes to the consolidated financial statements

## CV Technologies Inc.
## Consolidated Statements of Deficit

(unaudited)

| In Canadian dollars | Six month period ended March 31 2008 | 2007 |
|---|---|---|
| Deficit, beginning of period | **$ (15,208,960)** | $ (5,378,379) |
| Net earnings (loss) and comprehensive income (loss) | **6,031,193** | (6,879,873) |
| Deficit, end of period | **$ (9,177,767)** | $ (12,258,252) |

See accompanying notes to the consolidated financial statements

## CV Technologies Inc.
## Consolidated Statements of (Loss) Earnings and Comprehensive (Loss) Income

(unaudited)

| In Canadian dollars | Three month period ended March 31 2008 | Three month period ended March 31 2007 | Six month period ended March 31 2008 | Six month period ended March 31 2007 |
|---|---|---|---|---|
| Product sales | $ **10,714,723** | $ 7,849,681 | $ **31,990,137** | $ 30,464,361 |
| Cost of goods sold | **3,196,606** | 2,281,002 | **8,655,396** | 8,185,281 |
| | **7,518,117** | 5,568,679 | **23,334,741** | 22,279,080 |
| Operating expenses | | | | |
| Advertising and marketing | **3,221,097** | 3,821,746 | **4,903,240** | 14,679,437 |
| Salaries and employee benefits | **1,672,072** | 1,270,287 | **3,026,652** | 2,696,786 |
| Contracting, consulting and professional fees | **1,195,702** | 812,052 | **1,910,293** | 3,081,540 |
| Administration, occupancy and insurance | **794,515** | 697,748 | **1,434,542** | 1,308,282 |
| Research and development | **683,057** | 716,225 | **1,226,367** | 1,451,429 |
| Loss (gain) on foreign exchange | **313,236** | (326,076) | **403,680** | 390,898 |
| Amortization (note 10) | **288,828** | 187,561 | **369,029** | 387,247 |
| Stock-based compensation (note 8) | **279,656** | 627,166 | **529,732** | 1,244,912 |
| Interest and bank charges | **83,744** | 36,737 | **161,608** | 54,720 |
| Interest on mortgage | **81,685** | - | **81,685** | - |
| Bad debts (recovery) | **33,534** | (16,906) | **36,348** | 53,128 |
| | **8,647,126** | 7,826,540 | **14,083,176** | 25,348,379 |
| (Loss) earnings before other revenue and income taxes | **(1,129,009)** | (2,257,861) | **9,251,565** | (3,069,299) |
| Other revenue (expenses) | | | | |
| Interest revenue | **107,062** | 130,585 | **126,028** | 214,329 |
| Other items | **51,009** | 4,577 | **60,670** | (8,711) |
| | **158,071** | 135,162 | **186,698** | 205,618 |
| (Loss) earnings before income taxes | **(970,938)** | (2,122,699) | **9,438,263** | (2,863,681) |
| Income tax expense | | | | |
| Current (recovery) | **(269,810)** | (56,387) | **3,293,122** | 4,775,295 |
| Future (recovery) | **66,698** | 1,229,424 | **113,948** | (759,103) |
| | **(203,112)** | 1,173,037 | **3,407,070** | 4,016,192 |
| Net (loss) earnings and comprehensive (loss) income | $ **(767,826)** | $ (3,295,736) | $ **6,031,193** | $ (6,879,873) |
| (Loss) earnings per share (note 9) | | | | |
| Basic (loss) earnings per share | $ **(0.01)** | $ (0.03) | $ **0.06** | $ (0.07) |
| Diluted (loss) earnings per share | $ **(0.01)** | $ (0.03) | $ **0.06** | $ (0.07) |

See accompanying notes to the consolidated financial statements

## CV Technologies Inc.
## Consolidated Statements of Cash Flow

(unaudited)

| In Canadian dollars | Three month period ended March 31 2008 | Three month period ended March 31 2007 | Six month period ended March 31 2008 | Six month period ended March 31 2007 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net (loss) earnings and comprehensive (loss) income for the period | $ **(767,826)** | $ (3,295,736) | $ **6,031,193** | $ (6,879,873) |
| Items not affecting cash | | | | |
| Stock-based compensation (note 8) | **279,656** | 627,166 | **529,732** | 1,244,912 |
| Future income taxes | **66,698** | 1,229,424 | **113,948** | (759,103) |
| Unrealized foreign exchange gain on future income tax asset | **(7,454)** | - | **(7,454)** | - |
| Capital lease interest | **11,501** | - | **11,501** | - |
| Amortization (note 10) | **288,828** | 187,561 | **369,029** | 387,247 |
| Non-cash portion of interest expense | **4,523** | - | **8,317** | - |
| Amortization of prepaid intra-group tax assets | **-** | 51,833 | **51,833** | 103,666 |
| | **(124,074)** | (1,199,752) | **7,108,099** | (5,903,151) |
| Change in non-cash operating working capital | | | | |
| Accounts receivable | **5,254,482** | 2,713,699 | **5,500,776** | 2,592,678 |
| Inventory | **2,060,271** | 450,533 | **5,932,212** | (1,793,816) |
| Prepaid expenses and deposits | **159,581** | (108,922) | **(247,038)** | 404,373 |
| Accounts payable and accruals | **(688,557)** | (6,592,687) | **(3,199,756)** | (700,091) |
| Current income taxes payable (receivable) | **(761,389)** | (1,501,662) | **2,752,437** | (3,163,986) |
| Customer deposits | **(1,010,774)** | (72,903) | **(4,514,953)** | 15,642,583 |
| Deferred revenue | **19,900** | - | **513,950** | 30,000 |
| | **4,909,440** | (6,311,694) | **13,845,727** | 7,108,590 |
| **Financing activities** | | | | |
| Repayment of obligations under capital lease | **(3,529)** | (4,327) | **(5,208)** | (9,011) |
| Issuance of share capital (note 7) | **129,375** | 18,105 | **226,875** | 203,070 |
| Issuance of mortgage (note 5) | **-** | - | **2,342,700** | - |
| Repayment of bank indebtedness | **-** | - | **(2,039,164)** | - |
| | **125,846** | 13,778 | **525,203** | 194,059 |
| **Investing activities** | | | | |
| Purchase of property and equipment | **(1,133,614)** | (2,166,903) | **(3,069,898)** | (3,787,519) |
| (Purchase) disposal of patents and registered trademarks | **(14,453)** | 10,945 | **(67,812)** | 2,539 |
| | **(1,148,067)** | (2,155,958) | **(3,137,710)** | (3,784,980) |
| Increase (decrease) in cash and cash equivalents | **3,887,219** | (8,453,874) | **11,233,220** | 3,517,669 |
| Cash and cash equivalents: | | | | |
| Beginning of period | **10,048,573** | 19,884,824 | **2,702,572** | 7,913,281 |
| End of period | $ **13,935,792** | $ 11,430,950 | $ **13,935,792** | $ 11,430,950 |

Supplemental cash flow information (note 11)

All amounts are in Canadian dollars, except where noted

### 1. Nature of operations and basis of presentation

CV Technologies Inc. (CVQ or the Company) is a publicly owned company that develops and sells biopharmaceutical products. It is incorporated under the Business Corporations Act (Alberta) and trades on the Toronto Stock Exchange under the symbol "CVQ". The head office and research centre is located in Edmonton, Canada.

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting principles and methods of computation adopted in these interim consolidated financial statements are the same as those of the audited consolidated financial statements for the year ended September 30, 2007, except as disclosed in note 2 below.

Omitted in these statements are certain information and note disclosures normally included in annual consolidated financial statements prepared in accordance with Canadian GAAP. The interim consolidated financial statements and notes presented should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007.

### 2. Summary of significant accounting policies

**Use of estimates and measurement uncertainty**

In preparing consolidated financial statements in conformity with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period presented. Actual results could differ from these estimates.

Significant estimates made by management include provisions for customer discounts and incentives, allowances for uncollectible accounts receivable, right of returns, the realizable portion of inventory during the Company's normal business cycle, inventory provisions, the realizability of future income taxes, useful lives of long-lived assets, future expected cash flows used in evaluating long-lived assets for impairment, percentage completion of contracted service expenditures and stock-based compensation fair values. On an ongoing basis, management reviews its estimates to ensure that these values appropriately reflect changes in the Company's business and new information as it becomes available. As at March 31, 2008, management's estimate for customer discounts and incentives totalled approximately $3,400,000 (September 30, 2007 - $1,400,000), which are included in accounts payable and accruals and customer deposits and as a reduction in accounts receivable.

All amounts are in Canadian dollars, except where noted

2. **Summary of significant accounting policies** (cont'd)

**Property and equipment**

In January 2008, the Company received its occupancy permit for its new premise and deemed the building available for use. Amortization is provided for the building utilizing the straight line method over 5 to 25 years.

**Comprehensive income and financial instruments**

On October 1, 2006, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income. This Section establishes the standards for reporting and disclosure of comprehensive income and its components. Comprehensive income is the change in equity (net assets) of an enterprise, during a period, from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company did not have other comprehensive income, a component of comprehensive income not included in net earnings, and accordingly total comprehensive income and net (loss) earnings are equal.

On October 1, 2006, the Company adopted the following CICA accounting recommendations for the recognition, presentation and disclosure of financial instruments:

- CICA Handbook Section 3855 "*Financial Instruments – Recognition and Measurement*"
- CICA Handbook Section 3862 "*Financial Instruments – Disclosures*"
- CICA Handbook Section 3863 "*Financial Instruments – Presentation*"
- CICA Handbook Section 1530 "*Comprehensive Income*"
- CICA Handbook Section 3251 "*Equity*"

Under the new standards, on acquisition, all financial assets must be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale and at inception, all financial liabilities must be classified as held-for-trading or other. The Company has classified cash and cash equivalents as held for trading; accounts receivable is classified as loans and receivables; bank indebtedness, customer deposits on product shipped with right-of-return, mortgage, accounts payable and accruals.

## 2. Summary of significant accounting policies (cont'd)

**Comprehensive income and financial instruments** (cont'd)

All financial instruments are initially recorded on the consolidated balance sheet at fair value and if classified as loans and receivables or held for trading, changes in fair value are included in earnings. For those instruments classified as available-for-sale and for derivative financial instruments designated as hedges, changes in fair value will be included in other comprehensive income. Other comprehensive income and its components, when presented, are included directly in equity as accumulated other comprehensive income.

Except for revolving debt obligations, financial assets and financial liabilities classified other than as held for trading are measured at amortized cost based on the effective interest method. Transaction costs for revolving debt obligations that are directly attributable to the acquisition or issuance of the financial liability are expensed by the Company. The application of this standard did not have an impact on the consolidated financial statements at the date of adoption.

a) Fair value

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accruals, customer deposits and mortgage. The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties, calculated at the reporting date, to settle these instruments. Cash and cash equivalents, accounts receivable, current income taxes, bank indebtedness, accounts payable and accruals and customer deposits on product shipped with right-of-return are assets and liabilities that have short periods to maturity and the carrying values contained in the consolidated balance sheet approximate their estimated fair value. The fair values of other financial instruments reflect the Company's best estimate based upon estimated interest rates at which the Company believes it could enter into with similar instruments at the consolidated balance sheet date.

b) Interest rate risk

Bank indebtedness and mortgage are subject to interest rate cash flow risk as the required cash flow to service the debt will fluctuate as a result of the changing bank prime lending rate. The sensitivity of the mortgage to a 100 basis point change in the interest rate, with all other variables held constant, would result in a change in the effective interest from 7.42% to 8.50% and a change in the (loss) earnings before tax of approximately $14,000. The Company did not employ interest rate hedging activities during the year, allowing outstanding bank debt to generally float at short-term market rates of interest. The Company has the option to fix the interest rate on its mortgage for the balance of the term.

**2. Summary of significant accounting policies** (cont'd)

**Comprehensive income and financial instruments** (cont'd)

c) Foreign currency risk

The Company has assets and liabilities that are denominated in foreign currencies and thus are exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The sensitivity of these monetary assets and liabilities to a 10% change in the U.S. dollar, with all other variables held constant, would result in a change in the Company's (loss) earnings before tax of approximately $570,000. The Company does not currently use derivative instruments to reduce its exposure to foreign currency risk.

d) Credit risk

The Company's exposure to credit risk relates to accounts receivable and arises from the possibility that a customer does not fulfil its obligations. This is minimized through a customer base predominantly comprised of well established retailers and wholesalers, a program of credit evaluation of new customers and limits on the amount of credit extended as deemed necessary. The Company performs continuous evaluation of its accounts receivable and records an allowance for doubtful accounts. The failure of a large customer would have a significant effect on the Company.

e) Liquidity risk

The Company's exposure to liquidity risk is dependent on the sale of inventory, collection of accounts receivable, purchasing commitments and obligations or raising of funds to meet commitments and sustain operations. The Company controls liquidity risk by management of working capital, cash flows and the availability of borrowing facilities.

**Accounting changes**

On October 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This Section allows an entity to change an accounting policy only if the change is required by a primary source of GAAP or results in the consolidated financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance or cash flows. This standard is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2007. The adoption did not have any effect on the Company's consolidated financial statements.

On October 1, 2007, the Company adopted CICA Handbook Section 1535, Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed. The standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007 and is disclosed in note 13 below.

All amounts are in Canadian dollars, except where noted

### 2. Summary of significant accounting policies (cont'd)

**Recent accounting pronouncement**

The CICA has issued new standards relating to goodwill and intangible assets as CICA Handbook Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises and applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The Company plans to adopt this Section for its fiscal year beginning October 1, 2008 and does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

### 3. Inventory

Inventory is comprised of the following:

| | March 31, 2008 | September 30, 2007 |
|---|---|---|
| Finished goods | $ 6,513,679 | $ 9,014,194 |
| Raw materials | 1,373,508 | 1,448,528 |
| Work-in-progress | 1,210,455 | 3,755,470 |
| Packaging materials | 806,345 | 756,601 |
| Product shipped with right-of-return | 406,526 | 1,267,932 |
| | 10,310,513 | 16,242,725 |
| Less current portion | 10,310,513 | 8,891,706 |
| | $ - | $ 7,351,019 |

All amounts are in Canadian dollars, except where noted

### 4. Property and equipment

| | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| March 31, 2008 | | | |
| Building | $11,084,554 | $ 197,007 | $10,887,547 |
| Equipment | 1,129,050 | 330,302 | 798,748 |
| Computer hardware and software | 717,188 | 365,738 | 351,450 |
| Land under capital lease | 616,099 | - | 616,099 |
| Leasehold improvements | 150,026 | 92,789 | 57,237 |
| Automobiles | 44,788 | 28,932 | 15,856 |
| Equipment under capital lease | 92,438 | 40,882 | 51,556 |
| | $13,834,143 | $ 1,055,650 | $12,778,493 |
| September 30, 2007 | | | |
| Building under construction | $ 9,552,210 | $ - | $ 9,552,210 |
| Equipment | 800,435 | 272,234 | 528,201 |
| Computer hardware and software | 678,243 | 308,051 | 370,192 |
| Land under capital lease | 616,099 | - | 616,099 |
| Leasehold improvements | 99,207 | 90,744 | 8,463 |
| Automobiles | 44,788 | 26,134 | 18,654 |
| Equipment under capital lease | 74,631 | 36,308 | 38,323 |
| | $11,865,613 | $ 733,471 | $11,132,142 |

During the three and six month periods ended March 31, 2008, the Company recorded property and equipment amortization expense of $264,402 and $324,484 respectively (2007 - $77,200 and $166,745).

All amounts are in Canadian dollars, except where noted

### 5. Financing facilities

The Company's bank credit facilities are comprised of the following:

a) At March 31, 2008, the Company has available a $10,000,000 demand operating line of credit and had drawn $nil (September 30, 2007 - $2,039,164). The portion of the line of credit that is available to the Company is based on 75% of accounts receivable aged less than 90 days plus 50% of finished goods inventory for the period from September to February or 65% of finished goods inventory for the period from March to August each year to a maximum limit of $6,000,000. This available line of credit amount was $7,294,000 at March 31, 2008. Interest under the available operating line facility is based on the bank prime lending rate plus a stamping fee equal to 1.5% per annum. The effective interest rate for the quarter was 6.75%.

Included in the available operating line facility the Company has the ability to issue up to $1,000,000 of letters of guarantee. At March 31, 2008, the Company had two standby letters of credit in the amount of $495,600 and $124,000 which will remain in effect until December 1, 2008 and December 1, 2009, respectively. Standby letters of credit are subject to a charge of 1% per annum.

b) The Company also has a $6,175,000 three-year term mortgage facility for the construction of the new headquarters and research centre on land held under a capital lease. This mortgage is to be advanced to the Company, based on progress towards completion, in four installments commencing August 31, 2007. As at March 31, 2008, the Company has drawn $5,044,861 under this facility. The facility bears interest at the Bank's prime lending rate plus 0.75% per annum. Using the effective interest method to determine the carrying value of the financial liability, the effective interest rate of the mortgage is 7.42%. Repayments are to be interest only until March 31, 2008 and a monthly principal payment of $51,460 plus interest thereafter. The Company may prepay the mortgage without penalty at any time in whole or in part. Such payments would be applied to the principal in the inverse order of maturities of the repayments. The Company has presented the term mortgage net of financing charges of $57,818. Additional financing charges of $12,952 have been deferred until the balance of the mortgage has been drawn.

All amounts are in Canadian dollars, except where noted

5. **Financing facilities** (cont'd)

The Company's various facilities are subject to certain financial covenants. The facilities agreement contains repayment acceleration clauses that may cause the debt to become due and payable, or the collateral to become immediately enforceable, if certain events of default occur. The acceleration clauses include subjective default events such as any adverse change occurring in the financial condition of the Company or its property, equipment or business activities. Management of the Company is not aware of any pending condition that would require accelerated repayment of the bank financing.

The Company has pledged as collateral for both financing facilities a General Security Agreement constituting a first ranking security interest in all personal property of the Company, a collateral mortgage constituting a first fixed charge on the Company's headquarters and research centre on the subleased land.

Subject to any demand for partial or full repayment of the obligation, required principal repayments of the mortgage by fiscal year are as follows:

| | | |
|---|---|---|
| 2008 | $ | 308,760 |
| 2009 | | 617,520 |
| 2010 | | 617,520 |
| 2011 | | 3,501,061 |
| Total mortgage | | 5,044,861 |
| Less transaction costs netted against principal balance | | 48,722 |
| Carrying value of mortgage | | 4,996,139 |
| Less current portion | | 617,520 |
| | $ | 4,378,619 |

All amounts are in Canadian dollars, except where noted

### 6. Customer deposits

The Company has received customer deposits totalling $5,860,014 (September 30, 2007 - $10,374,967) for product shipped with right-of-return. At March 31, 2008, three customers represented $5,106,000 or 87% (September 30, 2007 – three customers represented $9,290,907 or 90%) of the total customer deposits. As at March 31, 2008, the Company has a remaining balance of inventory returns requiring refund of approximately $2,412,000 (September 30, 2007 - $4,816,000). At March 31, 2008, the Company has authorized additional inventory returns requiring refund of approximately $476,000 (September 30, 2007 - $2,428,000) to be delivered subsequent to quarter end. Inventory returns are not considered payable until the products have passed a quality and verification process. This process had not been completed for the above returns as at March 31, 2008.

If the risk of return for the remaining product shipped with the right-of-return is substantially eliminated, the revenue from the product shipment will be recognized and liability for the customer deposit eliminated. If the product is returned and cash payment has been made, the customer is entitled to a refund of the deposit. There is no certainty on the amount of deposits that will be recognized as revenue or require refund.

### 7. Share capital

**Authorized:**

Unlimited number of Class A voting common shares with no par value
Unlimited number of Class P preferred shares with no par value, voting rights to be determined prior to first issue

**Issued and outstanding:**

| | Number of Shares | Share Capital |
|---|---|---|
| Class A common shares: | | |
| Balance, September 30, 2006 | 102,773,340 | $ 22,433,106 |
| Exercise of options | 1,327,666 | 285,570 |
| Recognition of fair value of options exercised | - | 156,972 |
| Balance, September 30, 2007 | 104,101,006 | $ 22,875,648 |
| Exercise of options | 650,000 | 97,500 |
| Recognition of fair value of options exercised | - | 53,950 |
| Balance, December 31, 2007 | 104,751,006 | $ 23,027,098 |
| Exercise of options | 862,500 | 129,375 |
| Recognition of fair value of options exercised | - | 71,588 |
| Balance, March 31, 2008 | 105,613,506 | $ 23,228,061 |

All amounts are in Canadian dollars, except where noted

## 8. Contributed surplus

During the period, contributed surplus has changed as follows:

| | Three month period ended March 31 2008 | Six month period ended March 31 2008 | Year ended September 30 2007 |
|---|---|---|---|
| Balance, beginning of period | $ 8,035,513 | $ 7,839,387 | $ 6,469,885 |
| Stock-based compensation recognition of fair value of stock options granted to: | | | |
| Employees, officers and directors | 222,466 | 437,932 | 1,388,034 |
| Non-employees | 57,190 | 91,800 | 138,440 |
| Recognition of fair value of stock options exercised | (71,588) | (125,538) | (156,972) |
| Balance, end of period | $ 8,243,581 | $ 8,243,581 | $ 7,839,387 |

### Stock-based compensation

A summary of the status of the Company's outstanding stock options for the six month period ended March 31, 2008 and year ended September 30, 2007 and changes during these periods is presented below:

| | March 31, 2008 | | September 30, 2007 | |
|---|---|---|---|---|
| | Number of options outstanding | Weighted average exercise price | Number of options outstanding | Weighted average exercise price |
| Outstanding, beginning of period | 10,952,935 | $ 0.89 | 14,770,601 | $ 1.26 |
| Exercised | (1,512,500) | 0.15 | (1,327,666) | 0.22 |
| Granted | 1,310,000 | 0.68 | 1,010,000 | 1.41 |
| Expired, cancelled and forfeited | (20,000) | 4.32 | (3,500,000) | 2.84 |
| Outstanding, end of period | 10,730,435 | 0.96 | 10,952,935 | 0.89 |
| Exercisable, end of period | 7,714,435 | $ 0.77 | 8,752,335 | $ 0.55 |

For the 6 month period ended March 31, 2008, there were 20,000 options cancelled.

All amounts are in Canadian dollars, except where noted

## 8. Contributed surplus (cont'd)

### Stock-based compensation

The number of options outstanding at March 31, 2008 together with details regarding time and performance vesting conditions of the options are as follows:

| Exercise prices | Number outstanding | Weighted average remaining term (in years) | Options currently exercisable (vested) | Options subject to time vesting only (not vested) | Options subject to performance vesting only (not vested) |
|---|---|---|---|---|---|
| $0.15 | 2,109,992 | 0.10 | 2,109,992 | - | - |
| $0.20 | 20,000 | 0.22 | 20,000 | - | - |
| $0.25 | 33,000 | 0.50 | 33,000 | - | - |
| $0.50 | 250,000 | 1.21 | 250,000 | - | - |
| $0.57 | 143,000 | 1.33 | 143,000 | - | - |
| $0.68 | 1,310,000 | 5.76 | - | - | 1,310,000 |
| $0.71 | 813,916 | 0.77 | 813,916 | - | - |
| $0.74 | 3,600,527 | 1.10 | 3,600,527 | - | - |
| $1.24 | 830,000 | 5.22 | - | 600,000 | 230,000 |
| $1.25 | 80,000 | 5.38 | - | 80,000 | - |
| $2.62 | 250,000 | 2.30 | 100,000 | 150,000 | - |
| $2.84 | 895,000 | 1.92 | 537,000 | 358,000 | - |
| $2.98 | 100,000 | 3.71 | 40,000 | 60,000 | - |
| $3.29 | 200,000 | 3.19 | 40,000 | 160,000 | - |
| $3.42 | 10,000 | 2.91 | 4,000 | 6,000 | - |
| $4.04 | 55,000 | 3.44 | 11,000 | 44,000 | - |
| $4.32 | 30,000 | 2.65 | 12,000 | 18,000 | - |
| | 10,730,435 | | 7,714,435 | 1,476,000 | 1,540,000 |

The fair value of the options issued is determined using the Black-Scholes option pricing model. The following weighted average assumptions were utilized to calculate the fair value:

| | Six month period ended March 31, 2008 | Six month period ended March 31, 2007 |
|---|---|---|
| Total options granted | 1,310,000 | 100,000 |
| Exercise price | $ 0.68 | $ 2.98 |
| Risk-free interest rate | 4% | 4% |
| Expected life | 6 years | 5 years |
| Vesting period | 6 years | 5 years |
| Expected annual volatility | 125% | 107% |
| Dividend yield | - | - |
| Fair value | $ 0.60 | $ 2.35 |

All amounts are in Canadian dollars, except where noted

### 9. (Loss) earnings per share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the following periods:

| | Three month period ended March 31 | | Six month period ended March 31 | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Numerator for basic (loss) earnings per share | $ (767,826) | $ (3,295,736) | $6,031,193 | $ (6,879,873) |
| Denominator: | | | | |
| Weighted average common shares | 105,524,770 | 103,546,945 | 104,812,550 | 103,372,020 |
| Dilutive effect of stock options | - | - | 3,423,717 | - |
| Denominator for diluted (loss) earnings per share | 105,524,770 | 103,546,945 | 108,236,267 | 103,372,020 |
| (Loss) earnings per share | | | | |
| Basic | $ (0.01) | $ (0.03) | $ 0.06 | $ (0.07) |
| Diluted | $ (0.01) | $ (0.03) | $ 0.06 | $ (0.07) |

The Company uses the treasury stock method to calculate (loss) earnings per share and under this method options that are anti-dilutive are excluded from the calculation of diluted (loss) earnings per share. For the three month period ended March 31, 2008, and for the year ended September 30, 2007, all outstanding options were considered anti-dilutive when earnings available to common shareholders were in a loss position.

### 10. Amortization

| | Three month period ended March 31 | | Six month period ended March 31 | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Patents and registered trademarks | $ 24,426 | $ 19,961 | $ 44,545 | $ 39,702 |
| Property and equipment (note 4) | 264,402 | 77,200 | 324,484 | 166,745 |
| Deferred development costs | - | 90,400 | - | 180,800 |
| | $ 288,828 | $ 187,561 | $ 369,029 | $ 387,247 |

All amounts are in Canadian dollars, except where noted

## 11. Supplemental cash flow information

| | March 31, 2008 | September 31, 2007 |
|---|---|---|
| Cash and cash equivalents is comprised of: | | |
| Balances with banks | $ 14,495,149 | $ 3,285,103 |
| Deposits in transit | - | 9,129 |
| Cheques in transit | (559,357) | (591,660) |
| | $ 13,935,792 | $ 2,702,572 |

| | Three month period ended March 31 | | Six month period ended March 31 | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Interest paid | $ 89,104 | $ 12,437 | $ 101,674 | $ 20,123 |
| Income taxes paid | $ 687,113 | $ 1,413,164 | $ 687,909 | $ 7,805,710 |
| Non-cash financing and investing activities: | | | | |
| Property and equipment additions financed by obligations under capital lease | $ 11,501 | $ 11,971 | $ 40,618 | $ 23,650 |
| Property and equipment additions included in accounts payable and accruals at period end | 782,629 | 1,056,717 | 782,629 | 1,056,717 |

All amounts are in Canadian dollars, except where noted

### 12. Related party transactions

On July 16, 2007, a shareholder who is also a director provided the Company with a guarantee of $5,000,000, at a fee of 0.5% per month, to be used as collateral for the bank loan. During the three and six month periods ended March 31, 2008, the Company has expensed as interest $75,000 and $150,000 respectively (March 31, 2007 - $nil and $nil) in fees related to this guarantee.

The Company has as part of its management team an individual who is also part of a vendor's management. During the three and six month periods ended March 31, 2008, approximately $138,000 and $273,000, respectively (March 31, 2007 - $161,000 and $214,000) was expensed as advertising and marketing costs provided by this vendor subsequent to the above individual being hired by the Company. As at March 31, 2008, approximately $263,000 (September 30, 2007 - $287,000) is payable to the related vendor. The Company has a commitment of approximately $673,000 remaining with the related party as at March 31, 2008 and is included in note 15 b.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

All amounts are in Canadian dollars, except where noted

## 13. Capital disclosures

The Company's objective to manage capital is to safeguard the entity's ability to continue as a going concern so that it can continue to develop and commercialize evidence-based natural health products to increase shareholder value.

The Company has externally imposed capital requirements as governed through its financing facilities. These requirements are to ensure the Company continues to operate in the normal course of business and to ensure the Company manages its debt relative to tangible net worth. These capital requirements are congruent with the Company's management of capital. The Company met all externally imposed capital requirements at the end of the period.

The Company monitors capital on the basis of the current and debt to tangible net worth ratios which are both financial covenants of its lending agreement. The current ratio is calculated as current assets (as shown on the balance sheet) over current liabilities (as shown on the balance sheet) and is to be maintained above 1.00:1. As at March 31, 2008 this ratio is 1.79:1 (September 30, 2007 – 0.77:1). The increase in this ratio is primarily the result of turning over inventory and collecting cash and using cash to reduce accounts payable and customer deposits. The increase was due to the classification of the mortgage as long term and long term inventory classified as current.

Debt to tangible net worth is calculated as total liabilities (as shown on the balance sheet) over tangible net worth. Tangible net worth is defined as the sum of share capital, contributed surplus and retained earnings (deficit) less intangible assets. This ratio is to be maintained below 2.50:1. At March 31, 2008 this ratio was 0.93:1 (September 30, 2007 – 1.76:1). The decrease in this ratio is due to a profitable six month period that enabled the Company to reduce accounts payable and customer deposits.

All amounts are in Canadian dollars, except where noted

## 14. Segmented information

The Company operates in one operating segment - biopharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as biopharmaceutical products and, accordingly, they are included with biopharmaceutical products for purposes of segment reporting.

Inter-segment transactions are eliminated upon consolidation. The following table presents information on the Company's product sales for the three and six month periods ended March 31, 2008 and March 31, 2007 by geographic area:

| | Three month period ended March 31 | | Six month period ended March 31 | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Product sales | | | | |
| Canada | $ 10,216,081 | $ 7,482,714 | $ 31,128,495 | $ 29,673,848 |
| United States | 498,642 | 366,967 | 861,642 | 790,513 |
| | $ 10,714,723 | $ 7,849,681 | $ 31,990,137 | $ 30,464,361 |

Geographic information about the Company's revenue is based on the product shipment destination. Substantially all of the Company's property and equipment are located in Canada based on their physical location.

The Company derives significant revenue from certain customers. During the three month period ended March 31, 2008, two major customers (2007 – four) accounted for $5,937,582 or 57% (2007 - $4,678,949 or 57%) of the Company's Canadian product sales. During the six month period ended March 31, 2008, three major customers (2007 – four) accounted for $21,037,331 or 67% (2007 - $19,961,206 or 66%) of the Company's Canadian product sales.

All amounts are in Canadian dollars, except where noted

### 15. Accounts receivable

| | March 31, 2008 | September 30, 2007 |
|---|---|---|
| Trade receivables | $ 4,045,788 | $ 8,007,663 |
| Allowance for doubtful accounts | (92,048) | (62,312) |
| | 3,953,740 | 7,945,351 |
| Other receivables | 701,781 | 33,684 |
| Discount and incentive provisions | (3,079,323) | (1,359,695) |
| Other provisions | (634,556) | (176,922) |
| | $ 941,642 | $ 6,442,418 |

Trade receivables are non-interest bearing and are generally on 30 day terms.

The Company identifies impairment of trade receivables through a review of specific accounts and provides an allowance for doubtful accounts based on the excess of their carrying value over their estimated realizable amount. At March 31, 2008, trade receivables of $92,048 were considered to be impaired and fully provided for. The movement on the provision for impairment of trade receivables for the six month period ended is as follows:

| | 2008 | 2007 |
|---|---|---|
| Balance, October 1 | $ 62,311 | $ 59,232 |
| Provision for doubtful accounts | 7,144 | 4,407 |
| Recovery | - | (4,118) |
| Amounts written off as uncollectible | - | - |
| Balance, December 31 | 69,455 | 59,521 |
| Provision for doubtful accounts | 42,564 | 4,142 |
| Recovery | - | - |
| Amounts written off as uncollectible | (19,971) | (8,854) |
| Balance, March 31 | $ 92,048 | $ 54,809 |

The ageing analysis of trade receivables not impaired is as follows:

| | Total $ | < 30 days $ | 30 - 60 days $ | 60 - 90 days $ | > 90 days $ |
|---|---|---|---|---|---|
| March 31, 2008 | 3,953,740 | 2,351,575 | 610,731 | 325,833 | 665,601 |
| September 30, 2007 | 7,945,351 | 4,559,124 | 2,122,537 | 656,948 | 606,742 |

As at March 31, 2008, three customers (September 30, 2007 – three) represented 71% of total Canadian accounts receivable (September 30, 2007 – 72%).

All amounts are in Canadian dollars, except where noted

### 16. Commitments

a) The Company has entered into agreements to lease premises in Edmonton, Alberta, Canada; Toronto, Ontario, Canada and Zug, Switzerland. These leases expire at various dates ranging from May 31, 2008 to September 30, 2010, and for which minimum lease payments total approximately $418,000.

The following is a schedule by fiscal year of future minimum lease payments:

| | | |
|---|---|---|
| 2008 | $ | 118,000 |
| 2009 | | 180,000 |
| 2010 | | 120,000 |
| | $ | 418,000 |

b) The Company has entered into contractual obligations related to future advertising and marketing expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

| | | |
|---|---|---|
| 2008 | $ | 587,000 |
| 2009 | | 710,000 |
| | $ | 1,297,000 |

c) The Company has entered into contractual obligations related to future research and development expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

| | | |
|---|---|---|
| 2008 | $ | 198,000 |
| 2009 | | 144,000 |
| | $ | 342,000 |

d) The Company has entered into contractual obligations related to administration, occupancy and insurance expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

| | | |
|---|---|---|
| 2008 | $ | 196,000 |
| 2009 | | 137,000 |
| | $ | 333,000 |

All amounts are in Canadian dollars, except where noted

## 17. Legal proceedings

The Company and certain of its officers and directors were named as defendants in two concurrent class action lawsuits. These two actions were filed in the Ontario Superior Court of Justice and Alberta. The lawsuits, brought on behalf of shareholders who purchased the Company's common stock between December 11, 2006 and March 23, 2007, allege primarily that the audited consolidated financial statements for the year ended September 30, 2006 and unaudited consolidated financial statements for the quarter ended December 31, 2006 were false and misleading. These lawsuits seek compensatory damages, costs, and expenses in the amount of $110,000,000. The lawsuits are at a very early stage. The Company has not recorded any liability relating to these matters. The matters raised in the lawsuits contain unproven allegations that will be vigorously defended, although no assurances can be given with respect to the outcome of such proceedings. Management believes that the Company's directors and officers insurance policy provides for reimbursement for costs and expenses incurred in connection with this lawsuit as well as potential damages awarded, if any, subject to certain policy limits.

## 18. Cyclical nature of business

The Company's lead product's sales follow the industry's cold and flu season which is generally during the August to March period.

## 19. Comparative figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

## 20. Corporate Restructuring

In November 2007, the Board of Directors approved management's proposal to modify the Company's international structure. In 2008, management intends to simplify the corporate structure with the formation of a new foreign company and dissolution of COLD-fX Pharmaceuticals (USA) Inc. and fX Life Sciences International GmbH. As at March 31, 2008, the potential costs of restructuring have been estimated by management to be $475,000.

**21. Subsequent events**

a) In April 2008, options were exercised to purchase 2,109,992 shares for $0.15 per share. The fair value of these options exercised was $175,129.

b) In April 2008, the Company drew $130,139 on its mortgage facility. The final drawing of the mortgage facility will become available when the building is complete. All amounts and schedule of repayment are subject to the terms as outlined in note 5.

CV TECHNOLOGIES INC.

## NEWS RELEASE

For Release: 6am MT, May 12, 2008

# CV TECHNOLOGIES REPORTS IMPROVED SECOND QUARTER RESULTS

EDMONTON, ALBERTA (May 12, 2008 – CV Technologies Inc. (TSX:CVQ) today reported fiscal 2008 second quarter sales of $10.7 million, up 36.5% from sales of $7.8 million in the same quarter last year. The net loss was $768 thousand or $0.01 of diluted net loss per share in the second quarter ended March 31, 2008, a sharp improvement from the net loss of $3.3 million or $0.03 of diluted net loss per share in the comparable period last year.

In the first six months of fiscal 2008, sales rose 5.0 % to $32.0 million from $30.5 million in the first half of the prior year. Net earnings improved to $6.0 million or $0.06 diluted net income per share from a net loss of $6.9 million or $0.07 diluted net loss per share in the six months ended March 31, 2007.

"We are confident the year-over-year improvement in our financial results indicates CV Technologies remains on track to achieve its growth and profitability goals for fiscal 2008," said Dr. Jacqueline Shan, President, CEO and Chief Scientific Officer. "During the second quarter we incurred the majority of our advertising and marketing costs for the first six months, resulting in a loss; however, we anticipate that we will incur only modest advertising and marketing costs for the balance of this year. Our robust second quarter sales were due to the late onset of an active cold and flu season, our aggressive advertising campaign, our public relations efforts, the launch of COLD-fX® Extra Strength, and our success in refocusing on the excellent growth potential of the Canadian market."

Canadian sales were $10.2 million in the second quarter of fiscal 2008 compared to $7.5 million in the same quarter last year. U.S. sales in the fiscal 2008 second quarter were $0.5 million, up from $0.4 million in the same period last year. "As previously announced, we have dramatically revamped our U.S. strategy to concentrate on existing customers, while ensuring that expenditures are closely aligned with sales levels," Dr. Shan said.

## Quarter Highlights:

- COLD-fX Extra Strength, launched midway through the first fiscal quarter, has posted strong results in terms of both shipments to retailers and consumption by consumers. Extra Strength sales are significantly ahead of plan.
- According to the March 15, 2008 figures from ACNielsen*, COLD-fX remains Canada's best-selling cold and flu remedy.
- We have recruited a strong sales team to replace our broker system and we continue to refine our marketing programs.
- The Company is pursuing promising research and development opportunities, as well as evaluating licensing and strategic partnership prospects.

**Summary of Quarterly Results**
**(in thousands)**

| **Fiscal year 2008** | **Quarter 2 March 31, 2008** | **Quarter 2 March 31, 2007** |
|---|---|---|
| Net revenue | $10,715 | $7,850 |
| Gross profit | $7,518 | $5,569 |
| Gross margin % | 70.2% | 70.9% |
| (Loss) before tax | $(971) | $(2,123) |
| (Loss) after tax | $(768) | $(3,296) |
| (Loss) per share – Basic | $(0.01) | $(0.03) |
| (Loss) per share – Diluted | $(0.01) | $(0.03) |
| Cash Position | $13,936 | $11,431 |
| Total assets | $42,177 | $49,254 |
| Total liabilities | $19,883 | $31,162 |
| Working Capital | $11,533 | $7,654 |
| Common shares outstanding | 105,613,506 | 103,551,006 |

*ACNielsen MarketTrack National all Channel service for the categories of Cold Remedies and Supplements & Products, 52 weeks ending March 15, 2008.

A complete set of Financial Statements and Management's Discussion and Analysis will be available on SEDAR (www.sedar.com) tomorrow and posted on our web site today. The financial results presented in this news release are a summary only and readers are encouraged to read the full text of the Financial Statements and Management's Discussion and Analysis for important additional information.

## ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, strives to transform people's lives to be healthier and happier by focusing on prevention and recovery through the use of evidence-based naturally-derived health products. The Company's lead product COLD-fX® strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for helping to prevent and relieve cold and flu infections.

**MEDIA CONTACT:**

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

**INVESTOR CONTACT:**

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

*This news release and the referenced MD&A contain certain forward-looking information within the meaning of applicable securities laws. The forward-looking information included in these documents does not guarantee future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: those comments predicting the timing and/or initiation of clinical trials, clinical trial results, and associated regulatory clearances, financing and acceptance of COLD-fX® in the marketplace. The use of any of the words "aims", "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "would", "project", "could", "should", "believe", "plans", "targets", "intends" and similar expressions are intended to identify forward-looking information. In addition to the risks outlined in the Risks and Uncertainties section of the MD&A, the MD&A and this news release contain forward-looking information pertaining to the following: the impact of competition; incidence of cold and flu; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; and product development. The Company believes that the expectations and assumptions reflected in the forward-looking information contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct and that the results, performance or achievements expressed in, or implied by, forward-looking information within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking information is expressly qualified in its entirety by this cautionary statement. The Company assumes no duty to update or revise forward looking information, except as may be required pursuant to applicable laws. The Company is a 12g3-2(b) SEC registrant.*

**March 31, 2008**

| | |
|---|---|
| **Special Situations Fund III, L.P.** | **First Quarter Report** |

# SPECIAL SITUATIONS FUND III, L.P.

## INDEX TO THE FIRST QUARTER REPORT

## MARCH 31, 2008

# SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

## STATEMENT OF FINANCIAL CONDITION

**MARCH 31, 2008**
**(Unaudited)**

| | |
|---|---|
| **ASSETS** | |
| Investments, at fair value (cost $35,539,166) | $ 30,943,030 |
| Cash and cash equivalents | 2,274,321 |
| Receivable for investments sold | 180,503 |
| Other assets | 24,083 |
| Total Assets | $ 33,421,937 |
| **LIABILITIES AND PARTNERS' CAPITAL** | |
| **Liabilities** | |
| Securities sold short, at fair value (proceeds $224,147) | $ 238,418 |
| Payable for investments purchased | 24,031 |
| Administrator's fee payable | 65,439 |
| Accrued expenses | 81,253 |
| Total Liabilities | 409,141 |
| **Partners' Capital** | |
| Limited Partners | 28,391,674 |
| Corporate General Partner | 4,245,564 |
| Individual General Partners | 375,558 |
| Total Partners' Capital | 33,012,796 |
| Total Liabilities and Partners' Capital | $ 33,421,937 |

See the accompanying Notes to the Financial Statements.

## SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

## PORTFOLIO OF INVESTMENTS

**MARCH 31, 2008**
**(Unaudited)**

| Shares | Common Stocks | Fair Value |
|---|---|---|
| | **Automotive Components 1.61%** | |
| 33,556 | Rush Enterprises, Inc. - Class A | $ 531,535 |
| | **Biotechnology 4.82%** | |
| 89,575 | Combinatorx, Inc. | 308,138 |
| 59,429 | Medivation, Inc. | 845,675 |
| 18,160 | Opexa Therapeutics, Inc. | 27,058 |
| 40,000 | Sangamo BioSciences, Inc. | 406,400 |
| 43,151 | Tapestry Pharmaceuticals, Inc. | 2,373 |
| | | 1,589,644 |
| | **Building Materials 0.02%** | |
| 300 | WFI Industries, Ltd. (Canada) | 6,427 |
| | **Business Services 0.00%** | |
| 15,600 | UTIX Group, Inc. | 780 |
| | **Capital Equipment 1.45%** | |
| 29,790 | Mfri, Inc. | 479,023 |
| | **Casino - Services 0.52%** | |
| 109,560 | Full House Resorts, Inc. | 172,009 |
| | **Chemicals 2.00%** | |
| 42,717 | KMG Chemicals, Inc. | 659,123 |
| | **Communication Equipment - Software 1.42%** | |
| 1,424,157 | ION Networks, Inc. | 49,845 |
| 53,573 | PC-Tel, Inc. | 364,296 |
| 9,991 | RIT Technologies, Ltd. (Israel) | 7,593 |
| 406,332 | Vertical Communications, Inc. | 46,728 |
| | | 468,462 |
| | **Communication Products - Equipment 0.97%** | |
| 89,893 | Centillium Communications, Inc. | 59,329 |
| 173,207 | NMS Communications Corporation | 259,810 |
| | | 319,139 |
| | **Computer Services - Software 13.60%** | |
| 58,633 | Acorn Factor, Inc. | 275,575 |
| 105,621 | ClickSoftware Technologies, Ltd. (Israel) | 309,469 |
| 52,347 | Constant Contact, Inc. | 757,985 |
| 18,760 | CryptoLogic, Inc. (Canada) | 297,534 |
| 302,600 | Excapsa Software, Inc. (Canada) (Illiquid) | 69,114 |
| 430,000 | Interplay Entertainment Corporation | 31,175 |
| 36,698 | LocatePlus Holdings Corporation (Restricted) | 2,018 |

See the accompanying Notes to the Financial Statements.

# SPECIAL SITUATIONS FUND III, L.P.

(A Limited Partnership)

**PORTFOLIO OF INVESTMENTS**

**MARCH 31, 2008**

**(Unaudited)**

| Shares | Common Stocks (Continued) | Fair Value |
|---|---|---|
| | **Computer Services - Software (Continued)** | |
| 843,946 | Motive, Inc. | $ 1,282,798 |
| 121,127 | Openwave Systems, Inc. | 296,761 |
| 9,130 | Phoenix Technologies, Ltd. | 142,976 |
| 110,505 | Primal Solutions, Inc. | 3,315 |
| 93,175 | SumTotal Systems, Inc. | 388,540 |
| 33,891 | SupportSoft, Inc. | 111,840 |
| 36,983 | Trident Microsystems, Inc. | 190,277 |
| 57,021 | Unify Corporation | 331,860 |
| | | 4,491,237 |
| | **Computer Systems 1.98%** | |
| 76,108 | Adept Technology, Inc. | 654,529 |
| | **Consumer Products 0.08%** | |
| 138,952 | Varsity Group, Inc. | 27,651 |
| | **Diagnostics 0.25%** | |
| 102,792 | Curagen Corporation | 82,233 |
| | **Educational Products - Services 1.73%** | |
| 65,676 | China Education Alliance, Inc. | 139,890 |
| 94,000 | ChinaCast Education Corporation (China) | 431,460 |
| | | 571,350 |
| | **Electronic Components 1.41%** | |
| 137,082 | American Technology Corporation | 300,209 |
| 11,561 | Frequency Electronics, Inc. | 89,944 |
| 73,125 | Interlink Electronics, Inc. | 73,856 |
| 58,116 | Tvia, Inc. | 1,743 |
| | | 465,752 |
| | **Electronic - Display 0.00%** | |
| 993,474 | E Ink Corporation (Illiquid) | - |
| | **Electronic Equipment 1.39%** | |
| 198,705 | Iteris, Inc. | 459,008 |
| | **Electronic Instruments 3.41%** | |
| 54,428 | Image Sensing Systems, Inc. | 669,464 |
| 38,723 | PowerSecure International, Inc. | 455,770 |
| | | 1,125,234 |
| | **Electronic Semiconductor 1.28%** | |
| 140,445 | Kopin Corporation | 373,584 |
| 79,830 | PSi Technologies Holdings, Inc. (Philippines) | 47,898 |
| | | 421,482 |

See the accompanying Notes to the Financial Statements.

# SPECIAL SITUATIONS FUND III, L.P.

(A Limited Partnership)

## PORTFOLIO OF INVESTMENTS

## MARCH 31, 2008
## (Unaudited)

| Shares | Common Stocks (Continued) | Fair Value |
|---|---|---|
| | **Energy - Miscellaneous 0.15%** | |
| 11,655 | Environmental Power Corporation | $ 48,368 |
| | **Energy - Services 0.47%** | |
| 35,750 | Renegy Holdings, Inc. | 153,725 |
| | **Energy - Technology 2.74%** | |
| 426,857 | Capstone Turbine Corporation | 904,937 |
| | **Environmental Services 1.46%** | |
| 1,175,600 | PDG Environmental, Inc. | 481,996 |
| | **Financial Services - Miscellaneous 1.40%** | |
| 9,094 | ASTA Funding, Inc. | 126,679 |
| 14,085 | Marlin Business Services Corp. | 106,201 |
| 43,556 | MicroFinancial Incorporated | 227,798 |
| | | 460,678 |
| | **Food 0.09%** | |
| 2,910 | Zhongpin, Inc. (China) | 28,314 |
| | **Healthcare - Specialized Products & Services 2.10%** | |
| 120,790 | Alpha Pro Tech Ltd. | 142,532 |
| 33,366 | Alphatec Holdings, Inc. | 167,497 |
| 39,526 | American Dental Partners, Inc. | 382,216 |
| | | 692,245 |
| | **Housing - Construction 0.67%** | |
| 73,590 | Modtech Holdings, Inc. | 20,605 |
| 55,043 | U.S. Home Systems, Inc. | 199,806 |
| | | 220,411 |
| | **Information Services 1.19%** | |
| 438,015 | Pfsweb, Inc. | 394,213 |
| | **Insurance 3.46%** | |
| 86,153 | AmCOMP, Inc. | 1,052,790 |
| 20,614 | Specialty Underwriters' Alliance, Inc. | 87,816 |
| | | 1,140,606 |
| | **Internet Commerce 0.13%** | |
| 54,375 | Youbet.com, Inc. | 44,044 |
| | **Medical Devices & Equipment 6.24%** | |
| 50,602 | Natus Medical Incorporated | 918,426 |
| 111,147 | Orthovita, Inc. | 286,759 |
| 104,522 | Precision Optics Corporation, Inc. | 16,984 |
| 19,028 | RTI Biologics, Inc. | 179,815 |

See the accompanying Notes to the Financial Statements.

# SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

## PORTFOLIO OF INVESTMENTS

## MARCH 31, 2008
## (Unaudited)

| Shares | Common Stocks (Continued) | Fair Value |
|---|---|---|
| | **Medical Devices & Equipment (Continued)** | |
| 99,218 | Sonic Innovations, Inc. | $ 479,223 |
| 175,068 | World Heart Corporation (Canada) | 178,570 |
| | | 2,059,777 |
| | **Medical Instruments 0.03%** | |
| 27,790 | Caprius, Inc. | 11,394 |
| | **Oil Equipment 0.00%** | |
| 650 | Beluga Composites Corporation | - |
| | **Online Services 0.61%** | |
| 17,230 | The Knot, Inc. | 202,452 |
| | **Optical Recognition Equipment 0.11%** | |
| 15,000 | VeriChip Corporation | 36,000 |
| | **Paper - Packaging 0.03%** | |
| 47,850 | Chase Packaging Corporation | 9,570 |
| | **Practice Management 0.85%** | |
| 28,738 | IntegraMed America, Inc. | 281,345 |
| | **Restaurant 0.45%** | |
| 96,666 | Buca, Inc. | 62,833 |
| 28,068 | Monterey Gourmet Foods, Inc. | 85,888 |
| | | 148,721 |
| | **Retail 1.04%** | |
| 66,683 | Bakers Footwear Group, Inc. | 132,032 |
| 1,050 | Dover Saddlery, Inc. | 5,449 |
| 47,311 | Heelys, Inc. | 202,964 |
| 33,737 | Odimo Incorporated | 1,687 |
| | | 342,132 |
| | **Security Equipment 1.02%** | |
| 75,011 | ICX Technologies, Inc. | 337,549 |
| | **Semiconductor 2.90%** | |
| 85,422 | CEVA, Inc. | 653,478 |
| 232,900 | NeoMagic Corporation | 302,770 |
| | | 956,248 |
| | **Semiconductor Equipment 5.47%** | |
| 217,779 | FSI International, Inc. | 289,646 |
| 55,321 | HI/FN, Inc. | 282,137 |
| 27,152 | Integral Vision, Inc. | 3,530 |
| 109,215 | Nova Measuring Instruments, Ltd. (Israel) | 230,444 |

See the accompanying Notes to the Financial Statements.

## SPECIAL SITUATIONS FUND III, L.P.

(A Limited Partnership)

**PORTFOLIO OF INVESTMENTS**

**MARCH 31, 2008**

**(Unaudited)**

| Shares | Common Stocks (Continued) | Fair Value |
|---|---|---|
| | **Semiconductor Equipment (Continued)** | |
| 56,274 | Tegal Corporation | $ 280,245 |
| 73,424 | Ultra Clean Holdings, Inc. | 719,555 |
| | | 1,805,557 |
| | **Services 3.85%** | |
| 49,337 | Collectors Universe, Inc. | 512,611 |
| 51,953 | Internet Brands, Inc. | 382,893 |
| 46,303 | OPNET Technologies, Inc. | 376,906 |
| | | 1,272,410 |
| | **Specialty Pharmaceuticals 0.39%** | |
| 37,500 | Barrier Therapeutics, Inc. | 127,875 |
| | **Technology - Miscellaneous 4.66%** | |
| 108,445 | iPass, Inc. | 327,504 |
| 117,051 | Intermap Technologies Corp. (Canada) | 636,277 |
| 78,000 | Scopus Video Network, Ltd. (Israel) | 325,260 |
| 68,910 | Vuance, Ltd. (Israel) | 248,077 |
| | | 1,537,118 |
| | **Telecom Equipment 1.08%** | |
| 66,921 | COMARCO, Inc. | 249,615 |
| 189,908 | Peco II, Inc. | 108,247 |
| | | 357,862 |
| | **Telecom Services 1.71%** | |
| 69,076 | Multiband Corporation | 153,349 |
| 69,810 | WPCS International Incorporated | 411,181 |
| | | 564,530 |
| | **Telecommunications 0.64%** | |
| 324,418 | Emrise Corporation | 210,872 |
| | **Therapeutics 1.41%** | |
| 125,000 | Pharmacopeia Drug Discovery, Inc. | 460,000 |
| 1,541 | Questcor Pharmaceuticals, Inc. | 6,349 |
| | | 466,349 |
| | **Toys 0.00%** | |
| 978 | Corgi International, Ltd. (China) (ADR) | 1,546 |
| | **Transportation 0.00%** | |
| 113 | Velocity Express Corporation | 153 |
| | **Vitamins 2.96%** | |
| 71,682 | Omega Protein Corporation | 978,459 |
| | **Total Common Stocks 87.25% (cost $34,152,735)** | **28,802,074** |

See the accompanying Notes to the Financial Statements.

# SPECIAL SITUATIONS FUND III, L.P.

(A Limited Partnership)

## PORTFOLIO OF INVESTMENTS

**MARCH 31, 2008**
**(Unaudited)**

| Shares | Preferred Stocks | | Fair Value |
|---|---|---|---|
| | **Business Services 0.04%** | | |
| 24 | UTIX Group, Inc. convertible | $ | 9,231 |
| 57,698 | UTIX Group, Inc. convertible (Restricted) | | 3,000 |
| | | | 12,231 |
| | **Communications Equipment - Software 0.07%** | | |
| 100 | Vertical Communications, Inc. convertible | | 21,698 |
| | **Data Security 0.77%** | | |
| 100,739 | Verdasys, Inc. Series B convertible (Illiquid) | | 254,668 |
| | **Electronic - Display 1.09%** | | |
| 549,484 | E Ink Corporation Series A (Illiquid) | | 241,773 |
| 904,490 | E Ink Corporation Series B (Illiquid) | | 118,193 |
| | | | 359,966 |
| | **Food 1.17%** | | |
| 39,840 | Zhongpin, Inc. convertible (China) | | 387,643 |
| | **Medical Instruments 0.16%** | | |
| 1,612 | Caprius, Inc. convertible | | 12,831 |
| 468 | Caprius, Inc. convertible (Restricted) | | 40,401 |
| | | | 53,232 |
| | **Total Preferred Stocks 3.30% (cost $1,034,792)** | | **1,089,438** |

| Principal Amount | Corporate Debt | | Fair Value |
|---|---|---|---|
| | **Computer Services - Software 0.35%** | | |
| $ 11,000 | Primal Solutions, Inc. 10% convertible, due 12/31/09 | $ | 11,000 |
| $ 41,716 | Unify Corporation 11.25% convertible, due 10/31/10 | | 48,557 |
| $ 14,275 | Unify Corporation 11.25% convertible, due 10/31/11 | | 16,615 |
| $ 40,000 | Unify Corporation Revolving Credit 10.5%, due 10/31/10 | | 40,000 |
| | | | 116,172 |
| | **Consumer Products 0.37%** | | |
| $ 120,886 | Rockford Corporation 4.5% convertible, due 6/11/09 | | 120,886 |
| | **Electronic Components 0.23%** | | |
| $ 78,000 | Interlink Electronics, Inc. 8% convertible, due 7/19/10 (Restricted) | | 78,000 |
| | **Technology - Miscellaneous 0.10%** | | |
| $ 33,000 | Vuance, Ltd. 8% convertible, due 11/19/09 (Israel) | | 33,000 |
| | **Total Corporate Debt 1.05% (cost $338,877)** | | **348,058** |

See the accompanying Notes to the Financial Statements.

# SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

## PORTFOLIO OF INVESTMENTS

## MARCH 31, 2008
## (Unaudited)

| Warrants | Warrants | Fair Value |
|---|---|---|
| | **Biotechnology 0.05%** | |
| 96,038 | La Jolla Pharmaceutical Company 12/14/10 | $ 5,762 |
| 3,847 | Metabasis Therapeutics, Inc. 9/30/10 | 1,423 |
| 142,000 | Opexa Therapeutics, Inc. 4/13/11 | 8,520 |
| 100,000 | Tapestry Pharmaceuticals, Inc. 4/6/11 | 3,000 |
| | | 18,705 |
| | **Building Materials 0.07%** | |
| 200,000 | American Mold Guard, Inc. Class A 4/26/11 | 12,000 |
| 200,000 | American Mold Guard, Inc. Class B 4/26/11 | 12,000 |
| | | 24,000 |
| | **Business Services 0.01%** | |
| 1,500,000 | UTIX Group, Inc. 1/13/11 | 2,250 |
| 1,731 | UTIX Group, Inc. 11/9/11 (Restricted) | - |
| 6,924 | UTIX Group, Inc. 9/28/12 (Restricted) | - |
| 6,924 | UTIX Group, Inc. 11/15/12 (Restricted) | - |
| | | 2,250 |
| | **Communication Equipment - Software 0.01%** | |
| 3,614 | Vertical Communications, Inc. 12/16/08 (Restricted) | - |
| 9,523 | Vertical Communications, Inc. 9/28/15 | 1,047 |
| 94,340 | Vertical Communications, Inc. 12/1/16 (Restricted) | - |
| | | 1,047 |
| | **Computer Services - Software 0.21%** | |
| 805,910 | LocatePlus Holding Corporation 7/8/10 (Restricted) | - |
| 55,000 | Primal Solutions, Inc. 3/31/11 | 506 |
| 74,914 | Unify Corporation 4/26/09 | 23,972 |
| 53,600 | Unify Corporation 10/31/12 | 46,632 |
| | | 71,110 |
| | **Computer Systems 0.21%** | |
| 134,321 | Adept Technology, Inc. 11/18/08 | 72,533 |
| | **Consumer Products 0.01%** | |
| 5,713 | Rockford Corporation 6/11/09 | 2,399 |
| | **Electronic Components 0.09%** | |
| 14,450 | American Technology Corporation 7/18/09 | 5,057 |
| 32,422 | American Technology Corporation 8/6/10 | 21,074 |
| 30,952 | Interlink Electronics, Inc. 7/19/12 (Restricted) | 4,333 |
| | | 30,464 |
| | **Electronic Equipment 0.02%** | |
| 11,246 | Iteris, Inc. B 9/28/11 | 5,848 |

See the accompanying Notes to the Financial Statements.

## SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

**PORTFOLIO OF INVESTMENTS**

**MARCH 31, 2008**
**(Unaudited)**

| Warrants | Warrants (Continued) | Fair Value |
|---|---|---|
| | **Energy - Technology 0.75%** | |
| 10,692 | Arotech Corporation 6/30/08 | $ - |
| 4,680 | Arotech Corporation 12/31/08 | - |
| 175,438 | Capstone Turbine Corporation 1/23/12 | 199,999 |
| 80,000 | Quantum Fuel Systems Technologies Worldwide, Inc. 12/22/12 | 28,800 |
| 34,146 | Quantum Fuel Systems Technologies Worldwide, Inc. 4/27/14 | 21,853 |
| | | 250,652 |
| | **Food 0.41%** | |
| 25,683 | Zhongpin, Inc. 1/30/11 | 138,635 |
| | **Medical Devices & Equipment 0.00%** | |
| 9,210 | Orthovita, Inc. 6/26/08 | 276 |
| 536,190 | World Heart Corporation 9/22/08 (Canada) | - |
| | | 276 |
| | **Medical Instruments 0.03%** | |
| 222,320 | Caprius, Inc. 2/15/10 | 8,337 |
| 4,477 | Caprius, Inc. 2/16/11 | 895 |
| 31,250 | Caprius, Inc. 2/27/12 (Restricted) | - |
| 14,750 | Caprius, Inc. 12/5/12 (Restricted) | - |
| | | 9,232 |
| | **Semiconductor Equipment 0.06%** | |
| 60,250 | Tegal Corporation 7/14/10 | 3,012 |
| 270,793 | Tegal Corporation 9/19/10 | 16,248 |
| | | 19,260 |
| | **Technology - Miscellaneous 0.05%** | |
| 90,990 | Vuance, Ltd. 12/9/10 (Israel) | 16,378 |
| 8,250 | Vuance, Ltd. 11/19/11 (Israel) | 1,402 |
| | | 17,780 |
| | **Telecom Services 0.11%** | |
| 12,152 | GoAmerica, Inc. 12/19/08 | 7 |
| 705,171 | WPCS International Incorporated 11/16/09 | 35,258 |
| | | 35,265 |
| | **Telecommunications 0.00%** | |
| 6,431 | Q Comm International, Inc. 6/24/08 | 32 |
| | **Therapeutics 0.01%** | |
| 12,868 | Critical Therapeutics, Inc. 6/6/10 | 147 |
| 47,506 | Memory Pharmaceuticals Corp. 9/22/10 | 3,825 |
| | | 3,972 |
| | **Total Warrants 2.13% (cost $12,762)** | **703,460** |
| | **TOTAL INVESTMENTS 93.73% (cost $35,539,166)** | **$ 30,943,030** |

See the accompanying Notes to the Financial Statements.

# SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

## PORTFOLIO OF INVESTMENTS

## MARCH 31, 2008
## (Unaudited)

| Shares | Securities Sold Short | Fair Value |
|---|---|---|
| | **Food 0.25%** | |
| 4,340 | Imperial Sugar Co. | $ 81,679 |
| | **Medical Instruments 0.47%** | |
| 8,445 | Conceptus, Inc. | 156,739 |
| | **TOTAL SECURITIES SOLD SHORT 0.72% (proceeds $224,147)** | **$ 238,418** |

All percentages are relative to Partners' Capital.

All securities are non-income producing except for ASTA Funding, Inc., Collectors Universe, Inc., Interlink Electronics, Inc., KMG Chemicals, Inc., MicroFinancial Incorporated, Primal Solutions, Inc., Rockford Corporation, Unify Corporation, Vertical Communications, Inc., Vuance, Ltd. and WFI Industries, Ltd.

See the accompanying Notes to the Financial Statements.

# SPECIAL SITUATIONS FUND III, L.P.

(A Limited Partnership)

**PORTFOLIO OF INVESTMENTS**

**MARCH 31, 2008**

**(Unaudited)**

| Industry Concentration | Total | % of Partners' Capital |
|---|---|---|
| Automotive Components | $ 531,535 | 1.61 |
| Biotechnology | 1,608,349 | 4.87 |
| Building Materials | 30,427 | 0.09 |
| Business Services | 15,261 | 0.05 |
| Capital Equipment | 479,023 | 1.45 |
| Casino - Services | 172,009 | 0.52 |
| Chemicals | 659,123 | 2.00 |
| Communication Equipment - Software | 491,207 | 1.49 |
| Communication Products - Equipment | 319,139 | 0.97 |
| Computer Services - Software | 4,678,519 | 14.17 |
| Computer Systems | 727,062 | 2.20 |
| Consumer Products | 150,936 | 0.46 |
| Data Security | 254,668 | 0.77 |
| Diagnostics | 82,233 | 0.25 |
| Educational Products - Services | 571,350 | 1.73 |
| Electronic Components | 574,216 | 1.74 |
| Electronic - Display | 359,966 | 1.09 |
| Electronic Equipment | 464,856 | 1.41 |
| Electronic Instruments | 1,125,234 | 3.41 |
| Electronic Semiconductor | 421,482 | 1.28 |
| Energy - Miscellaneous | 48,368 | 0.15 |
| Energy - Services | 153,725 | 0.47 |
| Energy - Technology | 1,155,589 | 3.50 |
| Environmental Services | 481,996 | 1.46 |
| Financial Services | 460,678 | 1.40 |
| Food | 472,913 | 1.43 |
| Healthcare - Specialized Products & Services | 692,245 | 2.10 |
| Housing - Construction | 220,411 | 0.67 |
| Information Services | 394,213 | 1.19 |
| Insurance | 1,140,606 | 3.46 |
| Internet Commerce | 44,044 | 0.13 |
| Medical Devices & Equipment | 2,060,053 | 6.24 |
| Medical Instruments | (82,881) | (0.25) |
| Oil Equipment | - | 0.00 |
| Online Services | 202,452 | 0.61 |
| Optical Recognition Equipment | 36,000 | 0.11 |
| Paper - Packaging | 9,570 | 0.03 |
| Practice Management | 281,345 | 0.85 |
| Restaurant | 148,721 | 0.45 |

See the accompanying Notes to the Financial Statements.

# SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

## PORTFOLIO OF INVESTMENTS

## MARCH 31, 2008

## (Unaudited)

| Industry Concentration (Continued) | | Total | % of Partners' Capital |
|---|---|---|---|
| Retail | $ | 342,132 | 1.04 |
| Security Equipment | | 337,549 | 1.02 |
| Semiconductor | | 956,248 | 2.90 |
| Semiconductor Equipment | | 1,824,817 | 5.53 |
| Services | | 1,272,410 | 3.85 |
| Specialty Pharmaceuticals | | 127,875 | 0.39 |
| Technology - Miscellaneous | | 1,587,898 | 4.81 |
| Telecom Equipment | | 357,862 | 1.08 |
| Telecom Services | | 599,795 | 1.82 |
| Telecommunications | | 210,904 | 0.64 |
| Therapeutics | | 470,321 | 1.42 |
| Toys | | 1,546 | 0.00 |
| Transportation | | 153 | 0.00 |
| Vitamins | | 978,459 | 2.96 |
| **TOTAL PORTFOLIO** | **$** | **30,704,612** | **93.01%** |

See the accompanying Notes to the Financial Statements.

## SPECIAL SITUATIONS FUND III, L.P.

(A Limited Partnership)

### STATEMENT OF OPERATIONS

### FOR THE THREE MONTHS ENDED MARCH 31, 2008
**(Unaudited)**

| | | |
|---|---|---|
| **REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS** | | |
| Net realized gain on investments | $ 304,250 | |
| Net change in unrealized depreciation | (5,926,832) | |
| Net Realized and Unrealized Gain (Loss) on Investments | | $ (5,622,582) |
| **INVESTMENT INCOME (LOSS)** | | |
| Investment Income | | |
| Interest | 41,064 | |
| Dividends (net of withholding taxes of $8) | 18,184 | |
| Securities lending fees | 8,669 | |
| Total Investment Income | 67,917 | |
| Operating Expenses | | |
| Administrator's fee | 65,439 | |
| Professional fees | 60,330 | |
| Independent General Partners' fees | 20,000 | |
| Custody fee and other | 11,431 | |
| Total Operating Expenses | 157,200 | |
| Net Investment Loss | | (89,283) |
| **NET LOSS** | | $ (5,711,865) |

See the accompanying Notes to the Financial Statements.

**SPECIAL SITUATIONS FUND III, L.P.**
(A Limited Partnership)

**STATEMENTS OF CHANGES IN PARTNERS' CAPITAL**

**(Information Subsequent to December 31, 2007 is Unaudited)**

| | Per Limited Partners' Unit | Limited Partners | Corporate General Partner | Individual General Partners | Total |
|---|---|---|---|---|---|
| **YEAR ENDED DECEMBER 31, 2007:** | | | | | |
| **BALANCE, DECEMBER 31, 2006** | | $ 39,033,516 | $ 4,662,904 | $ 459,652 | $ 44,156,072 |
| Capital contributions | | 82,000 | - | - | 82,000 |
| Capital transfers | | 689 | (689) | - | - |
| Allocation of net income (loss): | | | | | |
| Corporate General Partner - Performance | | - | 561,129 | - | 561,129 |
| Partners | | (1,423,779) | (243,214) | (19,115) | (1,686,108) |
| Repurchases | | (4,388,432) | - | - | (4,388,432) |
| **BALANCE, DECEMBER 31, 2007** | $ 25,000 | 33,303,994 | 4,980,130 | 440,537 | 38,724,661 |
| **THREE MONTHS ENDED MARCH 31, 2008:** | | | | | |
| Allocation of net loss | $ (3,687) | (4,912,320) | (734,566) | (64,979) | (5,711,865) |
| **BALANCE, MARCH 31, 2008** | $ 21,313 | $ 28,391,674 | $ 4,245,564 | $ 375,558 | $ 33,012,796 |

See Note 4 for changes in Units outstanding.

See the accompanying Notes to the Financial Statements.

## SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

## NOTES TO THE FINANCIAL STATEMENTS

**(Information Subsequent to December 31, 2007 is Unaudited)**

### NOTE 1 - GENERAL:

**Organization:**

Special Situations Fund III, L.P. (the "Fund") was organized under the Delaware Revised Uniform Limited Partnership Act on October 18, 1993, and commenced investment operations on January 1, 1994. The Fund is a closed-end interval fund registered under the Investment Company Act of 1940 (the "1940 Act"). The Fund shall have perpetual existence unless sooner dissolved as provided for in the Agreement of Limited Partnership (the "Agreement").

The Agreement provides for not less than three "Individual General Partners" and a "Corporate General Partner." The General Partners, as a group, must own not less than one percent (1%) of the Fund's outstanding Units. The Fund has five Individual General Partners of which four are independent, as defined in the 1940 Act.

The Corporate General Partner and Investment Adviser is MGP Advisers Limited Partnership ("MGP"), of which the General Partner is AWM Investment Company, Inc. ("AWM"). MGP has appointed AWM as agent and nominee, with the rights, power and authority to act on behalf of MGP with respect to the execution of trades and related matters concerning the Fund. Austin W. Marxe, an Individual General Partner of the Fund and a limited partner of MGP owns directly and indirectly a controlling interest in MGP and AWM. Mr. Marxe is primarily responsible for managing the Fund's investments and performing certain administrative services on its behalf.

The Fund seeks long-term capital appreciation by investing primarily in equity securities and securities with equity features of publicly traded companies which possess a technological, market or product niche, which may be, for various reasons, undervalued, or with prospects of going private or being acquired.

**Exchange Tender and Safe Harbor Amendments:**

On December 31, 2005, a "grandfather" provision under the Internal Revenue Code, which had the effect of allowing the Fund to satisfy a "private placement safe harbor," expired. This provision had allowed the Fund to be treated as a partnership for federal income tax purposes rather than as a publicly traded partnership, which is generally taxed as a corporation. The Fund is seeking to satisfy a different safe harbor, which in general, limits the semi-annual repurchase offers to a maximum of 5% of Units outstanding per semi-annual period (or 10% per year) and increases the repurchase request deadline from 14 days to 60 days prior to the repurchase pricing date (the "Safe Harbor Amendments"). These changes have the effect of reducing the liquidity of a partner's investment in the Fund.

## NOTE 1 - GENERAL (CONTINUED):

**Exchange Tender and Safe Harbor Amendments (Continued):**

A Special Meeting of Partners was held on November 16, 2005 to vote to (1) amend the Fund's Agreement to give the Individual General Partners authority to make offers for special redemptions of Units (the "Redemption Authority Amendment") and (2) consent to a proposed offer to be made by the Individual General Partners for Limited Partners who are "Qualified Purchasers" (as defined in the 1940 Act) to exchange their Units in the Fund for units of Special Situations Fund III QP, L.P., a Delaware limited partnership recently formed to be a companion fund to the Fund (the "Exchange Tender Offer Proposal"). These issues passed with majority consent. The Fund was granted exemptive relief from the Securities and Exchange Commission (the "Commission") to permit the one-time Exchange Tender Offer at December 31, 2005.

In the Exchange Tender Offer, a limited partner who is a Qualified Purchaser had the option to: (i) accept the one-time exchange tender offer, (ii) accept the cash repurchase offer in whole or in part or (iii) remain invested in the Fund (with the expectation that the Fund will adopt the Safe Harbor Amendments). A limited partner who is not a Qualified Purchaser had the option to: (i) accept the cash repurchase offer in whole or in part or (ii) remain invested in the Fund (with the expectation that the Fund will adopt the Safe Harbor Amendments).

A Special Meeting of Partners was held on March 29, 2006 to vote to (1) amend the Fund's Agreement to limit semi-annual repurchase offers by the Fund to partners to a maximum of 5% of Units outstanding per semi-annual period (or 10% per year) and (2) increase the repurchase request deadline for electing to accept a repurchase offer from the Fund from 14 days to 60 days prior to the repurchase pricing date. These Safe Harbor Amendments passed with majority consent.

The Fund submitted a request for an exemption from the 1940 Act to the Commission in May 2005 to allow for the repurchase request deadline to be more than 14 days from the repurchase pricing date. Commission approval is still pending on this exemption request. Due to the timing and uncertainty of the Commission's response, and to ensure the continuance of the taxation of the Fund as a partnership, the Individual General Partners have requested the Limited Partners to consent to the suspension of the Fund's mandatory semi-annual repurchase policies. Such suspension shall be in effect until such time the exemption request is granted or the Individual General Partners deem it is in the best interest of the Fund to resume such policies. As of June 19, 2006, the majority of the Limited Partners consented to the suspension, thereby agreeing to rely solely on the authority of the Individual General Partners to make repurchase offers in their sole discretion. Although the Individual General Partners are not required to make semi-annual repurchase offers, it is their intention to make such offers within the guidelines that ensure the Fund will continue to be taxed as a partnership.

## NOTE 1 - GENERAL (CONTINUED):

**Consideration of Possible Liquidation and Dissolution:**

On March 10, 2008, the Independent General Partners approved the submission to a vote of the Partners of a proposal to liquidate and dissolve the Fund (the "Liquidation Proposal") in order to provide the Limited Partners with the opportunity to determine whether the liquidation of the Fund is a preferable alternative to its continued operation. Various factors considered included, but were not limited to, the reduced liquidity of the Fund operating under the limits imposed by the Safe Harbor Amendments and the increased expense ratio as a result of various costs not decreasing in proportion to the Fund's size. However, sales of the Fund's securities as part of the liquidation may not result in the Fund receiving the maximum return on these securities, due to market conditions at the time of the sales or the constraints imposed by the liquidation. The financial statements do not include any adjustments that might result from this uncertainty. In order to properly consider all relevant factors in determining whether to vote "For" or "Against" the Liquidation Proposal, MGP and the Individual General Partners resolved to withhold their vote until the Special Meeting of Partners, tentatively scheduled for June 10, 2008. In addition to the matters discussed above, they may appropriately consider the economic and market conditions at the time of the meeting.

## NOTE 2 - ACCOUNTING POLICIES:

Securities traded on a securities exchange or on the NASDAQ System are valued at the last reported sales price on the last business day of the reporting period. Securities for which no sale occurred on such day are valued at the average of the highest bid and lowest asked prices on the last trading day. Securities for which market quotations are not available are generally valued at cost, which approximates fair value as determined in good faith by the Individual General Partners. Warrant valuations determined in good faith by the General Partner utilize the Black Scholes model and take into account other factors deemed relevant. Securities transactions are recorded on trade date. Realized gains and losses on sales of securities are determined using the specific identification cost method. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Cash and cash equivalents consist principally of cash balances held in a brokerage account. The Fund considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

## NOTE 2 - ACCOUNTING POLICIES (CONTINUED):

The Fund entered into agreements to lend portfolio securities to qualified borrowers in order to earn additional income. The terms of each lending agreement require that loans are secured by cash or securities with an aggregate market value at least equal to a percentage of the market value of the loaned securities agreed upon by the borrower and the Fund (which shall be not less than 100% of the market value of the loaned securities), computed on a daily basis. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, the Fund could experience delays and costs in recovering the securities loaned or in gaining access to collateral. Gain or loss in the fair value of portfolio securities loaned that may occur during the term of the loan will be attributed to the Fund. At March 31, 2008, the value of the loaned securities and corresponding collateral (U.S. Treasury obligations) received was $757,304 and $760,300, respectively. The Fund does not have the right to sell or repledge the collateral except in the event of default by the borrower. Accordingly, the collateral is not included in the statement of financial condition.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB 109, Accounting for Income Taxes". This Interpretation, which applies to all entities, including pass through entities such as the Fund, provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. It is effective for all fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. Management has concluded that there is no impact on the Fund's financial statements as a result of implementing FIN 48.

## NOTE 3 - ALLOCATION OF ACCOUNTING INCOME AND LOSSES:

The Agreement provides for allocations of profits and losses at the close of each fiscal period (see Note 4).

Net income is allocated: first, to MGP to the extent of any previous net losses allocated to MGP in excess of the other partners' capital balances; next, to the partners in proportion to the number of Units held by each to the extent of net losses previously allocated to them; and, thereafter, 80% to the partners in proportion to the number of Units held by each and 20% performance allocation to MGP. If there is a loss for a fiscal period, the performance allocation to MGP will not apply to future periods until the loss has been recovered. The amount of loss carryover at March 31, 2008 was $9,642,487.

## NOTE 3 - ALLOCATION OF ACCOUNTING INCOME AND LOSSES (CONTINUED):

Net losses are allocated to the partners in proportion to the number of Units held by each, provided, however, that losses in excess of an Individual General Partner's or a Limited Partner's capital balance will be allocated to MGP.

## NOTE 4 - PARTNER CAPITAL ACCOUNT TRANSACTIONS:

All net income allocated to partners will be reinvested. In order to maintain a $25,000 price per Unit, the number of Units held by each partner at the close of each fiscal period (generally June 30 and December 31, commencing December 31, 1994), is adjusted to equal the partner's capital account divided by $25,000.

As of the close of each fiscal period, the Fund will generally offer to repurchase 5% of the outstanding Units. The repurchase request deadline had generally been June 16 and December 17, of each year, but is subject to change based on the Commission's approval of the exemptive request discussed in Note 1.

The Fund has the right to sell additional Units at the beginning of each fiscal period.

Changes in Units outstanding are as follows:

| | Limited Partners | Corporate General Partner | Individual General Partners | Total |
|---|---|---|---|---|
| Balance, December 31, 2006 | 1,561.3407 | 186.5161 | 18.3861 | 1,766.2429 |
| Additional Units sold | 3.2800 | - | - | 3.2800 |
| Transfers | 0.0275 | (0.0275) | - | - |
| Semi-annual adjustment of Units | (56.9511) | 12.7165 | (0.7646) | ( 44.9992) |
| Repurchases | (175.5373) | - | - | (175.5373) |
| Balance, December 31, 2007 and March 31, 2008 | 1,332.1598 | 199.2051 | 17.6215 | 1,548.9864 |

## NOTES TO THE FINANCIAL STATEMENTS

**(Information Subsequent to December 31, 2007 is Unaudited)**

### NOTE 5 - PURCHASES AND SALES OF SECURITIES:

Purchases and sales of securities for the three months ended March 31, 2008 aggregated $3,895,962 and $2,725,963, respectively.

### NOTE 6 - INCOME TAXES:

No provision for income taxes has been made in the accompanying financial statements as each partner is individually responsible for reporting income or loss based upon the partner's respective share of the Fund's income and expenses reported for income tax purposes.

### NOTE 7 - RELATED PARTY TRANSACTIONS:

AWM is the administrator of the Fund. The administrator's fee is computed monthly at an annual rate of 0.75% of the average net assets.

The Fund pays each Independent General Partner an annual fee of $20,000.

### NOTE 8 - OTHER AGREEMENTS:

The Fund entered into a consulting agreement whereby the consultant will provide management and financial advisory services to companies in which the Fund invests ("covered investments"). As compensation, the consultant earns ten percent of the appreciation on each covered investment for the agreed upon period. Of this amount, one half is currently payable and the remainder is deferred until a final payment date, as further defined in the consulting agreement.

### NOTE 9 - FAIR VALUE MEASUREMENTS:

The Fund adopted SFAS No. 157 as of January 1, 2008 which expands disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category include listed equities and listed derivatives. As required by SFAS 157, the Fund does not adjust the quoted price for these investments, even in situations where the Fund holds a large position and the sale could reasonably impact the quoted price.

## NOTE 9 - FAIR VALUE MEASUREMENTS (CONTINUED):

Level 2 Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate debt, less liquid and restricted equity securities and warrants.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value required significant management judgment or estimation. Investments that are included in this category generally include interests in corporate private equity.

The following table summarizes the valuation of the Fund's investments by SFAS No. 157 fair value hierarchy as described above as of March 31, 2008.

| Description | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Trading Securities | $28,728,691 | $28,728,691 | $ - | $ - |
| Derivatives | 1,599,704 | - | 1,356,818 | 242,886 |
| Venture Capital Investments | 614,635 | - | - | 614,635 |
| Total | $30,943,030 | $28,728,691 | $ 1,356,818 | $ 857,521 |

Securities sold short of $238,418 are measured fair value using Level 1 techniques.

**NOTE 9 - FAIR VALUE MEASUREMENTS (CONTINUED):**

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (Level 3) during the three month period ended March 31, 2008.

| | Total | Derivatives | Venture Capital Investments |
|---|---|---|---|
| Beginning Balance, January 1, 2008 | $ 825,390 | $ 210,755 | $ 614,635 |
| Total gains or losses | (869) | (869) | - |
| Purchases | - | - | - |
| Transfers in/out of Level 3 | 33,000 | 33,000 | - |
| Ending Balance, March 31, 2008 | $ 857,521 | $ 242,886 | $ 614,635 |
| The amount of gains (losses) included in income attributable to the change in unrealized gains (losses) relating to assets still held at March 31, 2008 | $ - | $ - | $ - |

Gains and losses (realized and unrealized), if any, would be included in the net realized gain on investments and net change in unrealized depreciation in the Statement of Operations.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

## NOTES TO THE FINANCIAL STATEMENTS

**(Information Subsequent to December 31, 2007 is Unaudited)**

## NOTE 10 - FINANCIAL HIGHLIGHTS:

| | Three Months Ended March 31, | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | **2008** | 2007 | 2006 | 2005 | 2004 | 2003 |
| Ratio of investment expenses to average net assets[1, 2] | **0.00%** | 0.00% | 0.00% | 0.00% | 0.00% | 0.57% |
| Ratio of operating expenses to average net assets[2] | **1.68%** | 1.33% | 1.65% | 0.86% | 0.84% | 1.03% |
| Ratio of total expenses to average net assets[2] | **1.68%** | 1.33% | 1.65% | 0.86% | 0.84% | 1.60% |
| Ratio of net income (loss) to average net assets[2] | **(61.14%)** | (2.52%) | 15.21% | 2.53% | 23.09% | 74.23% |
| Portfolio turnover rate | **7.97%** | 43.06% | 81.20% | 55.90% | 63.46% | 52.43% |

[1]The investment expenses reflected in the above ratio include, but are not limited to, consulting fees having a direct correlation to the performance of "covered investments," as further defined in Note 8 herein.

[2]For periods less than one year, ratios have been annualized.

SPECIAL SITUATIONS FUND III, L.P.
(A Limited Partnership)

NOTES TO THE FINANCIAL STATEMENTS

(Information Subsequent to December 31, 2007 is Unaudited)

## NOTE 11 - RETURN ON PARTNER INVESTMENT:

At March 31, 2008, the value of a $25,000 investment made at each respective subscription date is as follows:

| Subscription Date | Value | Subscription Date | Value |
|---|---|---|---|
| January 1, 1994 | $ 201,747 | July 1, 2001 | $ 42,810 |
| January 1, 1995 | 184,439 | January 1, 2002 | 42,798 |
| July 1, 1995 | 163,313 | July 1, 2002 | 48,824 |
| January 1, 1996 | 136,194 | January 1, 2003 | 52,840 |
| July 1, 1996 | 102,813 | July 1, 2003 | 40,436 |
| January 1, 1997 | 97,305 | January 1, 2004 | 28,330 |
| July 1, 1997 | 92,170 | July 1, 2004 | 26,336 |
| January 1, 1998 | 81,772 | January 1, 2005 | 23,597 |
| July 1, 1998 | 83,844 | July 1, 2005 | 25,588 |
| January 1, 1999 | 92,950 | January 1, 2006 | 23,113 |
| July 1, 1999 | 85,766 | July 1, 2006 | 21,780 |
| January 1, 2000 | 55,901 | January 1, 2007 | 20,426 |
| July 1, 2000 | 47,884 | July 1, 2007 | 19,438 |
| January 1, 2001 | 48,971 | January 1, 2008 | 21,313 |

## NOTE 12 - SECURITIES SOLD SHORT:

The Fund is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost to the Fund to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Fund is required to maintain collateral with the broker to secure these short positions.

## NOTE 13 - INVESTMENTS IN RESTRICTED AND ILLIQUID SECURITIES:

The Fund has made investments in securities that are not freely tradable due to Securities and Exchange Commission's regulations. These restricted securities may not be sold except in exempt transactions or when they have become registered under the Securities Act of 1933. Investing in restricted securities generally poses a greater risk than investing in more widely held, publicly traded companies. Restrictions imposed on the sale of these securities and the lack of a secondary market may affect the timing and price obtained for such sales. The following is a list of restricted and illiquid securities valued by the Fund as of March 31, 2008:

| Issuer | Type of Security | Acquisition Date | Acquisition Cost | Value | Value as a % of Partners' Capital |
|---|---|---|---|---|---|
| Excapsa Software, Inc. | Common | 2/7/06 | $ 282,219 | $ 69,144 | 0.21% |
| LocatePlus Holdings Corporation | Common | 7/8/05 | 181,673 | 2,018 | 0.01% |
| Caprius, Inc. | Preferred | 2/28/07 | 25,000 | 25,313 | 0.08% |
| Caprius, Inc. | Preferred | 12/7/07 | 22,080 | 15,088 | 0.05% |
| E Ink Corporation, Series A | Preferred | 11/7/05 | 241,773 | 241,773 | 0.73% |
| E Ink Corporation, Series B | Preferred | 7/17/07 | 33,241 | 33,241 | 0.10% |
| E Ink Corporation, Series B | Preferred | 9/12/07 | 84,952 | 84,952 | 0.26% |
| UTIX Group, Inc. | Preferred | 11/16/06 | 14,999 | 692 | 0.00% |
| UTIX Group, Inc. | Preferred | 9/28/07 | 15,002 | 1,154 | 0.00% |
| UTIX Group, Inc. | Preferred | 11/15/07 | 15,002 | 1,154 | 0.00% |
| Verdasys, Inc. Series B | Preferred | 9/3/04 | 201,478 | 254,668 | 0.77% |
| Interlink Electronics, Inc. | Corp. Debt | 7/20/07 | 78,000 | 78,000 | 0.24% |
| Interlink Electronics, Inc. | Warrants | 7/20/07 | - | 4,333 | 0.01% |
| Total restricted and illiquid securities | | | $1,195,419 | $811,530 | 2.46% |

## NOTE 14 - CREDIT RISK CONCENTRATION:

Cash and cash equivalents consist principally of balances held in a brokerage account with Morgan Stanley & Co. Incorporated. The balances are insured by the Securities Investor Protection Corporation up to $500,000, including $100,000 for free cash balances. Net cash balances and securities in excess of these limits are protected by excess coverage provided by Morgan Stanley & Co. Incorporated, up to the full net equity value of each account including unlimited coverage for uninvested cash.

## NOTE 15 - APPROVAL OF ADVISORY CONTRACT (UNAUDITED):

At a special meeting of the Independent General Partners ("IGPs") of the Fund held on December 5, 2007, the IGPs considered whether to approve the continuation of the existing Investment Advisory Agreement (the "Advisory Agreement") between the Fund and MGP. In addition to the materials the IGPs had reviewed throughout the course of the year, the IGPs received materials relating to the advisory agreement before the meeting and had the opportunity to ask questions and request further information in connection with its consideration.

The approval of the Advisory Agreement and the continuation of MGP as the investment adviser of the Fund is based upon the following findings as well as the specific considerations discussed below: (1) that the Advisory Agreement with MGP is in the best interest of the Fund; (2) that the services to be performed by MGP pursuant to the Advisory Agreement are services required for the operation of the Fund; (3) that MGP can provide services the nature and quality of which are at least equal to those provided by others offering the same services; and (4) that the fees for such services are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

In determining whether to approve the Advisory Agreement, the IGPs considered various relevant factors, including those discussed below.

**Nature, Extent and Quality of Service**

In considering the nature, extent and quality of service to the Fund, the IGPs reviewed the Fund's investment objectives and strategy along with the advisory services provided to the Fund by MGP over both short- and long-term periods. The services provided include investment research, portfolio management and trading. The IGPs took into account the organizational depth and stability of the firm, noting that the Fund managers have considerable investment and trading experience and have managed the Fund since its inception. Furthermore, they do not use brokerage commissions to purchase third-party research.

**Investment Performance**

The IGPs considered the short- and long-term performance of the Fund, including both lesser and more profitable periods and noted favorable performance over the Fund's history as compared with relevant market indices.

## NOTE 15 - APPROVAL OF ADVISORY CONTRACT (UNAUDITED) (CONTINUED):

**Costs of Services Provided**

The IGPs considered the compensation arrangement with MGP, such that the performance allocation of 20% is customary for the Fund's peer group. The IGPs also noted the use of a "highwater" mark in determining the profit threshold. The IGPs reviewed the expense ratio of the Fund and determined it to be fair and reasonable as compared to the Fund's peer group. Although the administrative fee charged is below industry averages, overall expense ratio has increased due to the reduction in the net assets of the Fund resulting from the exchange offer.

**Profits**

The IGPs considered the level of MGP's profits in managing the Fund and concluded that the profit was fair and customary based on the Fund's peer group.

**Economies of Scale**

The IGPs, in considering economies of scale, reviewed whether there have been or if there is a potential for the realization of future economies of scale, and whether the Fund's investors would benefit from such scale. The IGPs noted that the consideration of economies of scale is not a determining factor as it relates to the approval of the Advisory Agreement with MGP.

In considering whether to approve the continuation of the advisory agreement, the IGPs did not weigh any one factor more than another. They concluded that the approval of the agreement was in the best interest of the Fund. The advisory agreement will continue for one year and is renewable by the IGPs after that for successive one year periods.

## NOTE 16 - PROXY VOTING:

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to its portfolio securities is available (1) without charge, upon request, by calling (212) 319-6670 or (2) on the Securities and Exchange Commission ("SEC") website at www.sec.gov.

The Fund's proxy voting record for the most recent 12-month period ended June 30 is available (1) without charge, upon request, by calling (212) 319-6670 or (2) on the SEC's website at www.sec.gov. Information as of June 30 each year will generally be available by the following August 31.

## NOTE 17 - FORM N-Q:

The Fund files a complete Portfolio of Investments for the first and third quarters of its fiscal year with the SEC on Form N-Q within 60 days of the end of such fiscal quarter. The Fund's Form N-Q is available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

END